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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.    )

BALDOR ELECTRIC COMPANY
(Name of Subject Company)

BALDOR ELECTRIC COMPANY
(Name of Person Filing Statement)

Common Stock, $0.10 Par Value
(Title of Class of Securities)

057741100
(CUSIP Number of Class of Securities)

George E. Moschner
Chief Financial Officer and Secretary
Baldor Electric Company
5711 R. S. Boreham, Jr. St.
Fort Smith, Arkansas 72901
Tel.: (479) 646-4711
Fax: (479) 648-5701
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas E. Proost Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 (314) 552-6000	Eduardo Gallardo James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is Baldor Electric Company, a Missouri corporation ("Baldor" or the "Company"). Unless the context indicates otherwise, we use the terms "us," "we," and "our" to refer to the Company. The address of the Company's principal executive office is 5711 R. S. Boreham, Jr. St., Fort Smith, Arkansas 72901. The telephone number of the Company's principal executive office is (479) 646-4711.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, $0.10 par value (the "Shares"). As of December 7, 2010, there were 47,174,157 Shares outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading "Name and Address."

Tender Offer.

        This Schedule 14D-9 relates to the tender offer (the "Offer") by Brock Acquisition Corporation, a Missouri corporation ("Merger Sub") and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the Laws of Switzerland ("Parent"), to purchase all of the outstanding Shares, at a purchase price of $63.50 per Share, net to the seller in cash without any interest (the "Offer Price") and less any required withholding taxes, if any. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), as required by the Agreement and Plan of Merger, dated as of November 29, 2010, by and among Parent, Merger Sub and the Company (the "Merger Agreement").

        The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Merger Sub with the Securities and Exchange Commission (the "SEC") on December 8, 2010. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated by reference herein. Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on December 8, 2010. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 midnight, New York City time, on the night of Monday, January 10, 2011. Notwithstanding anything to the contrary in the Merger Agreement, Merger Sub is required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or The New York Stock Exchange ("NYSE") that is applicable to the Offer.

        Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or waiver of the conditions set forth therein, and in accordance with the General and Business Corporation Law of Missouri (the "MGBCL"), at the time of filing of the articles of merger (the "Articles of Merger") with the Secretary of State of the State of Missouri, together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the relevant provisions of the MGBCL or at such other time as shall be agreed upon by the parties in writing and set forth in the Articles of Merger (either time, as applicable, the "Effective Time"), Merger Sub will merge with and into the Company, and the Company will continue as the surviving corporation in the merger (the "Merger," and the surviving corporation of the Merger the "Surviving Corporation"). At the Effective Time of the Merger, each issued and outstanding Share (other than Shares held by Parent or Merger Sub or in the treasury of the Company, and other than dissenting Shares pursuant to and in compliance with the MGBCL, as discussed below under the heading "Dissenters' Rights" in Item 8) will be converted into the right to receive an amount in cash equal to the Offer Price, payable to the holder thereof, without interest (the "Merger Consideration"), less any required withholding taxes.

        The obligation of Merger Sub to accept for payment and to pay for any Shares validly tendered in the Offer and not validly withdrawn is subject to certain conditions, including the condition (the "Minimum Condition") that there having been validity tendered and not withdrawn in accordance with the terms of the Offer a number of Shares greater than sixty-six and two-thirds percent (66 2/3%) of the sum of (x) the number of Shares then issued and outstanding plus (y) all Shares that the Company may be required to issue under stock options, stock units and other derivative securities that are then exercisable, as provided in the Merger Agreement. The Minimum Condition may be waived by Parent and Merger Sub only with the prior written consent of the Company on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

        The Merger Agreement and the transactions contemplated therein, including the Offer and the Merger (collectively, the "Transactions") are summarized in additional detail in Section 11—"The Merger Agreement" and Section 12—"Purpose of the Offer; Plans for the Company" of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        Parent has formed Merger Sub in connection with the Merger Agreement and the Transactions. The Schedule TO states that the principal executive offices of Parent and Merger Sub are located at Affolternstrasse 44, CH-8050, Zurich, Switzerland and 501 Merritt 7, Norwalk, Connecticut 06851, respectively.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Item 3, or in the Information Statement of the Company, attached to this Schedule 14D-9 as Annex I (the "Information Statement") and incorporated herein by reference, or as otherwise incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Parent.

Merger Agreement

        The summary of the Merger Agreement contained in Section 11—"The Merger Agreement" and Section 12—"Purpose of the Offer; Plans for the Company" of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—"Certain Conditions of the Offer" of the Offer to Purchase are incorporated herein by reference. The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Merger Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company. The summary and description of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which has been incorporated by reference herein.

        The Merger Agreement contains representations and warranties of the parties customary for a transaction of this type, which are intended to express factual circumstances that must exist, subject to qualifications, for Parent to be obligated to complete the Transactions. The Company, Parent and Merger Sub made the representations and warranties solely for purposes of the Merger Agreement, and they are subject to qualifications and limitations agreed to by the parties, including limitations of time and contractual standards of materiality, that reflect such limited purpose. The representations and warranties set forth in the Merger Agreement should not be understood to be statements of fact.

        The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business in the ordinary course consistent with past practice through the Effective Time. The Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to exceptions necessary for the fulfillment of the fiduciary duties of the board of directors of the Company (the "Company Board"). The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement under certain specified circumstances, the Company may be required to pay Parent a termination fee of $105 million.

        The Merger Agreement provides that Company stock options, whether vested or unvested, to purchase Shares will fully vest, become exercisable and be converted into an option to acquire a number of Parent American Depositary Shares (as defined below) equal to the product of (i) the number of Shares subject to such option and (ii) a ratio equal to the Offer Price divided by the volume-weighted-average price (as reported by the NYSE) of Parent American Depositary Shares for the ten (10) consecutive trading days immediately preceding the Effective Time. The Merger Agreement further provides that holders of Company stock options may, instead of having their stock options converted in accordance with the preceding sentence, elect to receive an amount in cash equal to the product of (i) the number of Shares subject to such option and (ii) an amount equal to the Offer Price less the applicable exercise price under such option.

        Additionally, each Company stock unit will fully vest and be converted into a right to receive following the Merger an amount in cash equal to the Offer Price, except that the cash amount that is otherwise payable in respect of any Company stock units that have been deferred in accordance with the terms of a Company plan shall be transferred to the Company to be held in the same manner as other cash deferrals under the applicable deferral arrangement.

        "Parent American Depositary Shares" are the American Depositary Shares, each representing one share of Parent's registered shares ("Parent American Depositary Shares"), par value CHF 1.03, issued under and pursuant to that certain Amended and Restated Deposit Agreement, dated as of May 7, 2001, by and among Parent, Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Parent American Depositary Shares are listed for trading on the NYSE under the symbol "ABB."

Representation on the Company Board

        The Merger Agreement provides that, effective upon the initial acceptance for payment by Merger Sub of Shares tendered pursuant to the Offer (the "Acceptance Time") and from time to time thereafter up to the Effective Time, subject to payment for such Shares and other conditions set forth in the Merger Agreement, Parent will be entitled to designate a number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Company Board (giving effect to any increase in the number of directors described in the following paragraph) and (ii) a fraction, the numerator of which is the number of

Shares held by Parent and Merger Sub (giving effect to the Shares purchased pursuant to the Offer and, if Merger Sub exercises the Top-Up Option (as defined below under the heading "Top-Up Option" in Item 8), the Shares purchased upon exercise of the Top-Up Option), and the denominator of which is the total number of then outstanding Shares (including, if Merger Sub exercises the Top-Up Option, the Shares issued pursuant to the Top-Up Option).

        In connection with the foregoing, the Company has agreed to cause the individuals so designated by Parent to be elected or appointed to the Company Board, including either by increasing the size of the Company Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Company Board. From time to time after the Acceptance Time, subject to Merger Sub's payment for the Shares, the Company will cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Company Board on each committee of the Company Board to the fullest extent permitted by all applicable laws, including the rules of the NYSE.

        If Parent's designees are elected or appointed to the Company Board prior to the Effective Time, the Merger Agreement requires that the Company Board will have at least three (3) directors who are considered independent directors within the meaning of the rules of the NYSE (the "Independent Directors"). The Merger Agreement further provides that the Company shall, upon Parent's request, take all action necessary to elect to be treated as a "Controlled Company" for purposes of Section 303A of the NYSE rules and make all necessary filings and disclosures associated with such status. If the number of Independent Directors is reduced below three (3), the remaining Independent Directors (or if no Independent Director then remains, the other directors) will be entitled to designate persons to fill such vacancies.

        If Parent's designees are elected or appointed to the Company Board prior to the Effective Time, the prior approval of a majority of the Continuing Directors (or the sole Continuing Director if there is only one Continuing Director then in office) will be required in order to, prior to the Effective Time, (i) amend or terminate the Merger Agreement or agree or consent to any amendment or termination of the Merger Agreement on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Merger Sub under the Merger Agreement, (iii) waive any of the Company's rights under the Merger Agreement, (iv) amend or otherwise modify, in a manner adverse to the stockholders in any material respect, the Company's Restated Articles of Incorporation, as amended as of May 2, 1998 (the "Articles of Incorporation") or the Company's currently effective by-laws (the "By-laws"), or (v) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the Transactions.

        The Information Statement, attached to this Schedule 14D-9 as Annex I, is being furnished to the Company's stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with the right to designate persons to the Company Board discussed above.

Confidentiality Agreement

        The Company and Parent are parties to a confidentiality letter, dated as of January 21, 2010, as amended on September 21, 2010 (the "Confidentiality Agreement"), pursuant to which Parent agreed to keep confidential and not to disclose confidential information of the Company and its affiliates and subsidiaries delivered or made available to Parent, its affiliates or any of Parent's or its affiliates' officers, directors, employees, general partners, managing members, counsel, and the consultants, accountants, investment bankers listed therein, and following Parent's provision of prior written notice to the Company, Parent's sources of debt financing and other advisors, in connection with the consideration by Parent of a possible acquisition of the Company, except in accordance with the terms of the Confidentiality Agreement. In the Confidentiality Agreement, Parent also agreed to a standstill provision placing restrictions on, among other things, the ability of Parent and its affiliates to acquire, or offer or propose to acquire, beneficial ownership of securities of the Company in certain circumstances. Notwithstanding such provisions, the Confidentiality Agreement permitted Parent to make a proposal relating to a business combination or similar transaction involving the Company to the Chief Executive Officer of the Company. The Confidentiality Agreement is filed as Exhibit (e)(2) and (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

        Parent and the Company entered into an exclusivity agreement, dated November 16, 2010 (the "Exclusivity Agreement"), during the course of discussions between such parties regarding a potential business combination between Parent and the Company. Under the Exclusivity Agreement, the Company agreed not to, and to cause certain of its representatives not to, solicit, initiate, participate in, knowingly facilitate, knowingly encourage or otherwise enter into any discussion, negotiations or agreements with any person (other than Parent) concerning any merger, tender offer, exchange offer, share exchange, consolidation or other similar combination or recapitalization or reorganization involving the Company or any of its subsidiaries, any sale or other transfer or disposition of all or substantially all of the assets of the Company and its subsidiaries, on a consolidated basis (other than assets sold in the ordinary course of business), or any other similar transaction involving any of the Company or its subsidiaries. The Exclusivity Agreement expired on November 23, 2010 at 11:59 p.m. (New York time). A copy of the Exclusivity Agreement is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

General Product Purchases

        Parent globally purchases from Company certain electric motor products, components and related services. In 2009, these global purchases were minimal. In 2009, the Company purchased some low voltage switches and low voltage contractors from Parent for the Company's motion control systems business.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

        The Company's executive officers and the members of the Company Board may be deemed to have certain interests in the Transactions that may be different from or in addition to those of the Company's stockholders generally. These interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Transactions.

        For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated herein in its entirety.

Consideration for Shares Tendered Pursuant to the Offer

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of November 30, 2010, the directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate, 989,004 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options and stock units held by such individuals. If the directors, executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, the directors, executive officers and their affiliates would receive an aggregate of $62,801,754 in cash, without interest, less any required withholding taxes. For a description of the treatment of stock options and stock units held by the directors and executive officers of the Company, see below under the heading "Effect of the Merger on Stock Options and Stock Units."

        The following table sets forth, as of November 30, 2010, the cash consideration that each executive officer, director and their affiliates would be entitled to receive in respect of his or her outstanding Shares if such individual or affiliate were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Shares	Consideration Payable in Respect of Shares
Jefferson W. Asher, Jr.	90,001	$5,715,064
Merlin J. Augustine, Jr.	16,049	$1,019,112
Richard E. Jaudes	8,552	$543,052
Jean A. Mauldin	5,365	$340,678
John A. McFarland	247,484	$15,715,234
Robert J. Messey	67,797	$4,305,110
Robert L. Proost	54,699	$3,473,387
R. L. Qualls	181,276	$11,511,026
Barry K. Rogstad	24,845	$1,577,658
Ronald E. Tucker	25,775	$1,636,713
George E. Moschner	5,354	$339,979
Randy L. Colip	24,506	$1,556,131
L. Edward Ralston	4,163	$264,351
Gene J. Hagedorn	56,363	$3,579,051
Ronald W. Thurman	20,565	$1,305,878
Randal G. Waltman	48,468	$3,077,718
Randall P. Breaux	25,276	$1,605,026
Roger V. Bullock	45,632	$2,897,632
Bryant G. Dooly, Jr.	2,694	$171,069
Jason W. Green	8,982	$570,357
Jeffrey R. Hubert	744	$47,244
Larry L. Johnston, Jr.	1,143	$72,581
Tracy L. Long	9,897	$628,460
Thomas A. Mascari	3,801	$241,364
Mark L. Shackelford	9,573	$607,886

Merger Agreement

  Effect of the Merger on Company Stock Options and Company Stock Units

        Pursuant to the Merger Agreement, each holder of options, whether vested or unvested, to purchase Shares that are outstanding and unexercised at the Effective Time may elect in writing, no later than five (5) business days prior to the Effective Time, to receive an amount in cash equal to the product of (i) the number of Shares subject to such option and (ii) an amount equal to the Offer Price less the applicable exercise price under such option. Additionally, each Company stock unit will fully vest and be converted into a right to receive an amount in cash equal to the Offer Price, except that the cash amount that is otherwise payable in respect of any Company stock units that have been deferred in accordance with the terms of a Company plan shall be transferred to the Company to be held in the same manner as other cash deferrals under the applicable deferral arrangement.

        The following table sets forth, as of November 30, 2010, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding stock options and stock units at the Effective Time, pursuant to the Merger Agreement, should such executive officer or non-employee director elect to receive the cash consideration for all of their Company stock options.

Name	Number of Shares Subject to Options	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Company Stock Options	Number of Company Stock Units		Consideration Payable in Respect of Company Stock Units	Total
Jefferson W. Asher, Jr.	29,640	$33.27	$896,130	1,755		$111,443	$1,007,573
Merlin J. Augustine, Jr.	42,600	$29.98	$1,428,008	1,755		$111,443	$1,539,451
Richard E. Jaudes	51,240	$26.90	$1,875,474	1,755		$111,443	$1,986,917
Jean A. Mauldin	21,120	$34.41	$614,381	1,755		$111,443	$725,824
John A. McFarland	232,663	$27.71	$8,326,467	5,990		$380,365	$8,706,832
Robert J. Messey	5,280	$38.41	$132,475	1,755		$111,443	$243,918
Robert L. Proost	5,280	$38.41	$132,475	1,755		$111,443	$243,918
R. L. Qualls	15,840	$39.15	$385,757	1,755		$111,443	$497,200
Barry K. Rogstad	36,120	$31.40	$1,159,510	1,755		$111,443	$1,270,953
Ronald E. Tucker	136,018	$26.50	$5,032,086	3,531		$224,219	$5,256,305
George E. Moschner	34,043	$27.06	$1,240,359	2,207		$140,145	$1,380,503
Randy L. Colip	33,646	$32.17	$1,054,089	1,954		$124,079	$1,178,168
L. Edward Ralston	49,879	$26.61	$1,840,136	1,954		$124,079	$1,964,215
Gene J. Hagedorn	19,737	$35.39	$554,899	1,671		$106,109	$661,007
Ronald W. Thurman	48,269	$26.85	$1,769,055	5,377	(1)	$341,440	$2,110,494
Randal G. Waltman	32,522	$27.87	$1,158,910	2,998	(1)	$190,373	$1,349,283
Randall P. Breaux	45,485	$29.65	$1,539,556	1,198		$76,073	$1,615,629
Roger V. Bullock	65,894	$26.00	$2,470,865	1,198		$76,073	$2,546,938
Bryant G. Dooly, Jr.	25,382	$25.60	$961,892	2,394	(1)	$152,019	$1,113,911
Jason W. Green	26,894	$28.21	$949,034	1,198		$76,073	$1,025,107
Jeffrey R. Hubert	6,938	$26.15	$259,102	0		$0	$259,102
Larry L. Johnston, Jr.	15,744	$24.68	$611,208	1,198		$76,073	$687,281
Tracy L. Long	49,994	$27.32	$1,808,986	1,198		$76,073	$1,885,059
Thomas A. Mascari	26,894	$28.21	$949,034	1,198		$76,073	$1,025,107
Mark L. Shackelford	34,034	$28.12	$1,204,257	2,479	(1)	$157,417	$1,361,674

  (1)
  This number includes deferred stock units and their dividend reinvested equivalents.

Executive Compensation

        The key elements of the Company's executive compensation program generally include base salary, annual cash bonus, equity incentive compensation in the form of Company stock options and Company stock units, which are awarded through the Company's equity incentive plans, and personal benefits.

Employment Arrangements Following the Merger

        The Merger Agreement provides that Parent will cause to be provided to the employees of the Company and its subsidiaries who are employed as of the Effective Time (the "Continuing Employees"), for a period of one year following the Effective Time (or such shorter period of time that any such Continuing Employee remains an employee of the Surviving Corporation), with compensation and benefits (excluding equity based compensation) that are, in the aggregate, no less favorable than the compensation and benefits provided by the Company immediately prior to the Effective Time.

Parent and the Surviving Corporation have no obligation to continue any specific plans or to continue the employment of any specific person.

        Parent and the Company have also agreed to cooperate in good faith to implement a previously discussed retention program for the benefit of key management position holders of the Company, which will take effect at the Effective Time. The previously discussed retention program is anticipated to apply to key management position holders and will entitle the eligible employees to cash retention bonuses. It is currently anticipated that for certain members of the Company's senior management up to half of any such bonus would be paid on the first anniversary of the Merger, with the remainder to be paid on the second anniversary.

Director Compensation for Fiscal Year 2009

        The following tables set forth the compensation of the Company's directors for 2009.

Name	Fees Earned or Paid In Cash (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
Jefferson W. Asher, Jr.	$46,000	$39,593	$35,112	—	N/A	—	$120,705
Merlin J. Augustine, Jr.	$46,000	$39,593	$35,112	—	N/A	—	$120,705
Richard E. Jaudes	$46,000	$39,593	$35,112	—	N/A	—	$120,705
Jean A. Mauldin	$46,000	$39,593	$35,112	—	N/A	—	$120,705
Robert J. Messey	$46,000	$39,593	$35,112	—	N/A	—	$120,705
Robert L. Proost	$46,000	$39,593	$35,112	—	N/A	—	$120,705
R. L. Qualls	$46,000	$39,593	$35,112	—	N/A	—	$120,705
Barry K. Rogstad	$46,000	$39,593	$35,112	—	N/A	—	$120,705

  (1)
  Fees earned or paid in cash relate to service on the Company Board and service on the various committees of the Company Board as detailed in the table below.

Name	Director Fee (4)	General Committee Fee	Total Director Fee
Jefferson W. Asher, Jr.	$30,000	$16,000	$46,000
Merlin J. Augustine, Jr.	$30,000	$16,000	$46,000
Richard E. Jaudes	$30,000	$16,000	$46,000
Jean A. Mauldin	$30,000	$16,000	$46,000
Robert J. Messey	$30,000	$16,000	$46,000
Robert L. Proost	$30,000	$16,000	$46,000
R. L. Qualls	$30,000	$16,000	$46,000
Barry K. Rogstad	$30,000	$16,000	$46,000
  (2)
  Stock units were awarded in the amount of 1,755 units per Director with a fair value of $22.56 per unit. These stock units vest after one year from date of grant.

  (3)
  Non-qualified options to purchase 5,280 Shares were granted at $23.24 per Share, the composite closing price of the Shares on the day preceding the date of grant. The options vest after one year from date of grant. At grant date, the fair value of these non-qualified options was $6.65 per Share. The Company used the Black-Scholes option pricing model to determine the fair value. Calculations are based on a ten-year option term and the following variable assumptions: expected option life of 5.5 years; interest rate of 2.36%; annual dividend yield of

    2.92%; and volatility of 38.20%. Because the present values are based on estimates and assumptions, the amounts reflected in this table may not be achieved.

  (4)
  Base Director fees have remained unchanged since 2005.

Director and Officer Indemnification and Insurance

        Section 351.355.1 of the MGBCL allows a corporation to indemnify individuals who are made a party to a proceeding because the individual is or was a director or officer of the corporation against liability incurred in the proceeding, as long as, (i) the director or officer acted in good faith; (ii) the director or officer acted in a manner the director or officer reasonably believed to be in or not opposed to the corporation's best interests; and (iii) in the case of any criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful. In the case of an action or suit by or in the right of the corporation, pursuant to Section 351.355.2 of the MGBCL, the corporation may indemnify directors and officers against certain judgments except that no indemnification shall be made in respect of any claim, issue or matter as to which such person was adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355.3 of the MGBCL generally requires a corporation to indemnify a director or officer against reasonable expenses incurred by the director or officer in connection with a proceeding referred to in Section 351.355.1 or 351.355.2 of the MGBCL in which the director was successful, on the merits or otherwise. Section 351.355.7 of the MGBCL provides that a corporation may provide additional indemnification to directors and officers provided that no person shall be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct. Article Ten of the Articles of Incorporation currently provides for indemnification of the directors and officers of the Company based on the standard of conduct enumerated in Section 351.355.7 and provides that such directors and officers shall be indemnified by the Company to the fullest extent permitted by Missouri law. A copy of the Articles of Incorporation is filed as Exhibit (e)(12) to this Schedule 14D-9 and is incorporated herein by reference.

        Pursuant to directors' and officers' liability insurance policies, with total annual limits of $35 million, the Company's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of the Company, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of the Company or a subsidiary of the Company.

        Pursuant to the Merger Agreement, Parent has agreed that all rights of exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Company and its subsidiaries (the "Indemnified Parties") as provided in the Articles of Incorporation and By-laws, or under any indemnification, employment or similar agreement between an Indemnified Party and the Company or its subsidiaries, in each case as in effect on the date of the Merger Agreement, will survive the Merger and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable law.

        From and after the Effective Time, Parent has agreed to cause the Surviving Corporation to pay and perform in a timely manner such indemnification obligations. Parent has also agreed to cause the articles of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to the Indemnified Parties than are set forth as of the date of the Merger Agreement in the Articles of Incorporation and By-laws in favor of the Indemnified Parties, for a period of six years after the Effective Time.

        The Merger Agreement further provides that, from the date on which the majority of the Company's directors are designees of Parent that have been effectively elected or appointed to the Company Board in accordance with the Merger Agreement (the "Board Appointment Date") through the sixth anniversary of the Board Appointment Date, Parent will, or will cause the Surviving Corporation to, maintain in effect the Company's existing directors' and officers' insurance policies for acts or omissions occurring prior to the Board Appointment Date with respect to any matter claimed against a director or officer by reason of him or her serving in such capacity on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policy in effect on the date of the Merger Agreement; provided that the aggregate costs of such policies shall not exceed in any one year 250% of the current aggregate annual premiums currently paid by the Company. Parent may satisfy its obligations with respect to the directors' and officers' insurance policies by causing the Company to obtain a prepaid (or "tail") directors' and officers' liability policy the material terms of which, including coverage and amount, are no less favorable in the aggregate to such directors and officers than the insurance coverage in effect on the date of the Merger Agreement.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Company Board.

        At a meeting of the Company Board held on November 29, 2010, the Company Board (i) unanimously resolved that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and the Company's stockholders, (ii) unanimously authorized and adopted the Merger Agreement and the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) unanimously recommended that the Company's stockholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if required by the MGBCL, approve the Merger Agreement.

        THE COMPANY BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF REQUIRED BY THE MGBCL, APPROVE THE MERGER AGREEMENT.

Background of the Offer; Reasons for the Company Board's Recommendation.

Background of the Offer

        As part of Baldor's ongoing strategic planning process, the Company Board and members of the Company's senior management have regularly reviewed and evaluated its business and operations, competitive position, and strategic plans with a goal of enhancing stockholder value.

        On or about December 23, 2009, John McFarland, Baldor's Chief Executive Officer and Chairman, met with Joseph M. Hogan, Chief Executive Officer of Parent, at Mr. Hogan's invitation. At such meeting Mr. Hogan expressed to Mr. McFarland Parent's interest in a business combination transaction with Baldor. Following such meeting, Messrs. McFarland and Hogan continued to engage in preliminary discussions regarding the benefits of a potential transaction.

        On January 17, 2010, the Company Board met and, among other things, discussed Parent's expression of interest in a business combination transaction. The Company Board noted that in its preliminary discussions with Mr. McFarland, Mr. Hogan had indicated that Parent could potentially be prepared to pay a premium of up to 50% of the then-trading price of the Shares. Based on Baldor's closing stock price of $28.10 per Share on January 15, 2010, such premium could have represented a purchase price of up to $42.15 per Share. After a thorough discussion of the merits of Parent's proposal to the Company and its stockholders, the Company Board authorized Mr. McFarland and Ronald E. Tucker, Baldor's President, Chief Operating Officer and member of the Company Board, to further explore Parent's indication of interest with Parent representatives and provide Parent with non-public information, subject to the execution of a customary confidentiality agreement.

        On or about January 18, 2010, Baldor formally engaged UBS Securities LLC ("UBS") as its financial advisor in connection with Baldor's consideration of Parent's proposal or other similar transaction.

        On January 19, 2010, Mr. Hogan and Mr. McFarland spoke on the phone and Mr. McFarland agreed to send a draft confidentiality agreement with standstill language to Mr. Hogan.

        On or about January 21, 2010, Baldor and Parent executed the Confidentiality Agreement. The Confidentiality Agreement contained a customary standstill provision that prohibited Parent from acquiring any equity securities of Baldor (in excess of a de minimis amount) or otherwise seeking to take control of Baldor. The standstill provision was scheduled to expire on July 21, 2011.

        Following execution of the Confidentiality Agreement, members of Baldor's senior management and members of Parent's senior management engaged in some preliminary discussions to explore the level of Parent's interest in a business combination transaction. In that regard, Parent was provided with limited non-public information about Baldor, including Baldor's two-year financial forecast. Baldor representatives indicated to Parent that they were prepared to meet in person to further explain the plan and management's expectations with respect to Baldor's future results, but such meeting did not occur.

        On or about January 25, 2010, Mr. Hogan orally indicated to Mr. McFarland that Parent was prepared to make an indicative non-binding proposal of $36 per Share in cash, for 100% of the outstanding equity interests of the Company. The proposal represented an approximate 37.0% premium to the $26.28 per Share closing price on January 25, 2010. Mr. McFarland indicated that he would present the indication of interest to the Company Board at its next regularly scheduled meeting.

        On January 27, 2010, the Company Board met. Also present at the meeting was George Moschner, Baldor's Chief Financial Officer and Secretary. Among other things, the Company Board reviewed in detail Baldor's business plan, and discussed the challenges and opportunities facing the Company. The Company Board also was updated regarding the status of discussions with Parent, including Parent's $36.00 per Share proposal. The Company Board thoroughly discussed Parent's proposal and concluded that the proposal was financially inadequate and determined not to proceed with discussions with Parent at that price level.

        During February and March 2010, the parties and their respective representatives continued limited discussions regarding a potential transaction.

        On March 19, 2010, Mr. Hogan and Mr. McFarland spoke on the telephone. Mr. McFarland explained that the Company was not ready to continue discussions regarding a potential transaction at that time.

        Between March and July, 2010, Mr. Hogan contacted Mr. McFarland from time to time to discuss industry trends and issues, but did not engage during this period in further substantive discussions regarding a business combination transaction between Parent and Baldor.

        On August 2, 2010, Baldor announced that Mr. McFarland was planning to step down from his role as Baldor's Chief Executive Officer on December 31, 2010, but would remain active as Executive Chairman and retain his position as Chairman of the Executive Committee. Baldor also announced on that date that the Company Board had promoted Mr. Tucker to Chief Executive Officer and President effective January 1, 2011.

        On or about August 16, 2010, Mr. Hogan contacted Mr. McFarland to discuss, among other things, Baldor's latest quarterly results, industry trends and the general macroeconomic environment.

Mr. Hogan also indicated that he had further discussed with Parent's board of directors a potential transaction with Baldor, and that, in that regard, would be interested in meeting with Mr. McFarland later in the month. Mr. McFarland immediately reported the substance of the call to the other members of the Company Board.

        On or about August 25, 2010, Parent delivered to Baldor a written indication of interest that proposed a potential combination of Baldor and Parent in which Parent would pay $51.00 per Share in cash, for 100% of Baldor's outstanding Shares. The proposal represented a 45.7% premium to Baldor's closing price on August 24, 2010, and a 34.5% premium to the one-month volume weighted average trading price of the Shares. The proposal was subject to satisfactory completion of confirmatory due diligence and negotiation of mutually acceptable definitive agreements. The proposal was expressly not subject to a financing condition.

        On August 30, 2010, the Company Board met to consider Parent's revised indication of interest. Also present at the meeting was Mr. Moschner and a representative of Thompson Coburn, Baldor's outside corporate counsel. At the meeting, the representative of Thompson Coburn first reviewed with the Company Board its fiduciary duties under applicable law. The Company Board then discussed in detail the Parent proposal, and the history of the Company's discussions with Parent. The Company Board then discussed in detail the Company's business plan and the opportunities and risks facing the Company in the short and long term. The Company Board concluded that the $51.00 per Share proposal was financially inadequate, but authorized Messrs. McFarland and Tucker to further explore with Parent the possibility of a transaction with Parent, but only if it could be completed at a price higher than Parent's $51.00 per Share proposal.

        On September 1, 2010, Mr. McFarland sent a letter to Mr. Hogan stating that the Company Board had considered the offer contained in Mr. Hogan's August 25 letter and had rejected it.

        During the first three weeks of September 2010, Mr. McFarland and Mr. Hogan spoke on a number of occasions to discuss Parent's indication of interest and the Company's reaction. In particular, on September 3, 2010, Mr. Hogan requested a copy of the Company's updated business plan.

        On September 7, 2010, the Company Board met to review the status of discussions with Parent regarding a potential transaction. Mr. Moschner and a representative of Thompson Coburn were also present at the meeting. At the meeting, the Company Board decided to provide the Company's updated business plan to Parent, provided that Parent agreed to an extension of the standstill provision included in the Confidentiality Agreement previously executed by the parties. The Company Board also instructed Mr. McFarland to indicate to Parent that the Company Board wanted the process with Parent to come to a conclusion and wanted Parent to submit its "best and final" offer.

        On September 8, 2010, Parent and Baldor amended the standstill provision contained in the Confidentiality Agreement to extend the expiration of the standstill period from July 21, 2011 to January 21, 2012.

        On September 9, 2010, Mr. Tucker sent an updated business forecast for the Company's fiscal years 2010 through 2013 to Mr. Hogan for Parent's review.

        On September 16, 2010, Parent's financial advisor, Citigroup Global Markets Inc. ("Citi"), and UBS had an exploratory conversation about the broad parameters for a potential transaction.

        On October 13, 2010, Mr. Hogan, Dr. Ulrich Spiesshofer, Head of Parent's Discrete Automation and Motion Division, and two additional business representatives from Parent met with Mr. McFarland and Mr. Tucker in Fort Smith, Arkansas, to discuss a possible business combination between the two parties.

        On October 28, 2010, Mr. Hogan told Mr. McFarland that the Parent board of directors would likely be supportive of a transaction at a price of $62.00 per Share in cash, subject to negotiation of other deal terms. Four days later, on November 1, 2010, Parent delivered to Baldor a written proposal for the acquisition of 100% of Baldor's outstanding Shares at a price of $62.00 per Share in cash, which price represented a 47.5% premium to the price of the Shares on October 29, 2010. The proposal also indicated that Parent would envision that Baldor's headquarters would be at least the center and headquarters of Parent's North American motors and generators business, as well as the mechanical power transmission business. The proposal was conditioned on Parent's satisfactory completion of confirmatory due diligence, negotiation of mutually acceptable definitive agreements, and prompt agreement by Baldor to an exclusivity period of 30 days from the time a virtual data room was substantially populated to conduct due diligence. Parent also indicated it was not prepared to participate in an auction or pre-signing sale process. Parent also requested that members of the Company Board and key executives commit to tender their Shares in a potential Parent tender offer.

        On November 3, 2010, the Company Board met to discuss Parent's revised proposal. Also present at the meeting were representatives of senior management, UBS, Thompson Coburn and Gibson Dunn, outside special counsel to the Company. During the meeting, the directors discussed in detail with senior management and the Company Board's advisors the Company's business plan and the terms of Parent's revised indication of interest. The Company Board also reviewed with its advisors additional parties that could be interested in engaging in a business combination transaction with Baldor. At the end of the meeting, the Company Board directed UBS to seek improved financial terms to Parent's proposal and request Parent's commitment to a prompt closing of the transaction if an agreement on price was reached.

        On November 4, 2010, representatives of UBS contacted representatives of Citi to discuss Parent's proposal. UBS proposed that Parent increase its offer price to $65.00 per Share. UBS also communicated Baldor's desire that the parties conclude negotiations on the terms of a merger agreement by the end of November, and asked that Parent's due diligence be expedited to improve the likelihood of achieving that objective. UBS also highlighted the importance to Baldor of preserving the Company's unique business culture and other company-wide social issues of importance to Baldor.

        On November 7, 2010, Mr. Hogan called Mr. McFarland to discuss the proposed transaction, including Baldor's request for an enhanced price. Mr. McFarland discussed with Mr. Hogan the reasons why Baldor believed that an increased offer price of $65.00 per Share was justified and the issues raised by UBS in its discussions with Citi on November 4, 2010. Mr. Hogan stated that he would need to discuss the offer price further with members of Parent's board of directors.

        On November 8, 2010, representatives of Citi contacted representatives of UBS. Citi's representatives indicated that Parent would be willing to expedite due diligence and curtail certain requests in order to expedite signing of a definitive agreement. Citi's representatives conveyed that Parent was not prepared to offer $65.00 per Share.

        On November 9, 2010, representatives of UBS contacted representatives of Citi and suggested that the Company Board may be prepared to proceed with discussions at an offer price of $63.50 per Share. Later on November 9, 2010, Mr. Hogan called Mr. McFarland and offered a price of $63.50 per Share.

        On November 10, 2010, the Company Board met and, after thorough discussion, authorized management to proceed with discussions with Parent at the proposed $63.50 per Share price and make available confirmatory due diligence information to Parent. The next day, Mr. McFarland informed Mr. Hogan that the Company was willing to move forward at an offer price of $63.50 per share

        On November 11, 2010, representatives of Parent sent an exclusivity agreement to Baldor which provided, among other things, that Baldor would engage in exclusive negotiations with Parent regarding a possible acquisition of Baldor by Parent, and would not engage in negotiations with any third party regarding an alternative transaction, for a period of 30 days from the date on which Parent and its representatives first obtained access to the Company's virtual due diligence data room.

        On or about November 13, 2010, counsel for the Company sent to representatives of Parent, and representatives of UBS sent to representatives of Citi, a revised draft of the proposed exclusivity agreement between the parties in which the Company proposed shortening the period for exclusive negotiations so that it would expire on November 23, 2010.

        Between November 14, 2010 and November 29, 2010, representatives of Parent engaged in a due diligence investigation of Baldor and its operations, including numerous calls and meetings with representatives of Baldor and its advisors. As part of Parent's due diligence investigation of Baldor, commencing on November 17, 2010 and continuing through November 19, 2010, members of senior management of Baldor and Parent, as well as their advisors, held a series of meetings in New York City.

        On November 15, 2010, the Company Board met with members of senior management and representatives of UBS, Thompson Colburn and Gibson Dunn. UBS reviewed with the Company Board the financial terms of Parent's latest proposal, and generally briefed the Company Board regarding the status of the discussions between Baldor and Parent. After thorough discussion, the Company Board decided to proceed with discussions with Parent, including making available to Parent confirmatory due diligence information and the negotiation of definitive transaction documentation.

        On November 15, 2010, Kirkland & Ellis LLP ("Kirkland & Ellis"), counsel to Parent, delivered to Gibson Dunn a draft merger agreement. Between such date and until the execution of the merger agreement, representatives of Kirkland & Ellis and Gibson Dunn negotiated the terms of the merger agreement and ancillary documentation. Among other things, the parties discussed and negotiated extensively the deal protection provisions of the merger agreement (including the terms of the no-solicitation covenant, the Company termination fees and whether any tender agreement would be executed by members of the Company Board and management in connection with the Offer).

        On November 16, 2010, Baldor and Parent entered into the Exclusivity Agreement pursuant to which Baldor agreed that, commencing on such date and continuing through November 23, 2010, it would engage in exclusive negotiations with Parent regarding a possible acquisition of Baldor by Parent.

        On November 20, 2010, Citi sent to UBS an amendment to the Exclusivity Agreement to extend the exclusivity period until November 30, 2010. The amendment was never executed by the parties.

        On November 29, 2010, the Company Board met to consider approval of the Merger Agreement and related issues. At the meeting, representatives of Thompson Colburn reviewed with the Company Board their fiduciary duties under applicable law, and representatives of Gibson Dunn reviewed the proposed Merger Agreement with the Company Board. Also at this meeting, UBS reviewed with the Company Board its financial analysis of the transaction, and delivered to the Company Board an oral opinion, which opinion was later confirmed by delivery of a written opinion, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the $63.50 per Share in cash to be paid to the holders of Shares pursuant to the Transactions was fair from a financial point of view to such holders. See discussion below under the heading "Opinion of the Company's Financial Advisor." Following further discussion, and after consultation with its financial advisor and counsel, the Company Board (i) unanimously resolved that the Merger Agreement and the Transactions were fair to and in the best interests of the Company and the Company's stockholders, (ii) unanimously authorized and adopted the Merger Agreement and the Transactions on the terms and subject to the conditions set forth in the Merger Agreement and (iii) unanimously recommended that the Company's stockholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if required by the MGBCL, approve the Merger Agreement.

        On the evening of November 29, 2010, the Merger Agreement was executed.

        On November 30, 2010, prior to the opening of trading on the NYSE, Baldor and Parent issued a joint press release announcing the transaction.

Reasons for the Recommendation of the Company Board

        In evaluating the Merger Agreement and the Transactions, and recommending that the stockholders accept the Offer, tender their Shares pursuant to the Offer, and, if required by the MGBCL, approve the Merger Agreement, the Company Board consulted with the Company's senior management, and its legal and financial advisors, and considered and analyzed a wide and complex range of factors. Based on these consultations, considerations and analyses, the Company Board concluded that entering into the Merger Agreement with Merger Sub and Parent was fair to and in the best interests of the Company and the Company's stockholders.

        The Company Board considered these factors, among others, as supporting its recommendation:

  •
  The Company Board's familiarity with the business, operations, properties and assets, financial condition, business strategy, and prospects of the Company (as well as the risks involved in achieving those prospects), industry trends, and economic and market conditions, both on a historical and on a prospective basis;

  •
  the historical trading prices of the Shares, including the fact that the Offer Price of $63.50 represents a premium of approximately 41% over the closing price of the Shares on November 29, 2010, the last full trading day before the announcement of the execution of the Merger Agreement;

  •
  the attractiveness of a cash offer from Parent relative to perceived opportunities and the feasibility of other possible strategic alternatives to enhance long-term stockholder value, including risks and uncertainties attendant to possible future acquisitions;

  •
  the fact that the payment of the Offer Price and Merger Consideration will be funded by Parent out of funds on hand and, accordingly, the transaction is not subject to a financing contingency;

  •
  the financial presentation of UBS and its opinion dated November 29, 2010, to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $63.50 per Share consideration to be received by holders of Shares in the Offer and Merger, as more fully described below under "—Opinion of the Company's Financial Advisor" beginning on page 18 and in the written opinion of UBS attached to this Schedule 14D-9 as Annex II;

  •
  the fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to the Company's stockholders, promptly, reducing the period of uncertainty during the pendency of the Transactions on the Company's stockholders, employees and business partners and the fact that the completion of the Offer will be followed by a second-step merger, in which stockholders who do not tender their Shares in the Offer will receive the same cash price as the Offer Price;

  •
  the fact that the Company's stockholders will not be obligated to tender their Shares in the Offer, and if they so desire, will be able to exercise dissenters' rights with respect to the Merger and demand payment of the fair value of their Shares under the MGBCL, subject to compliance with the applicable provisions of the MGBCL;

  •
  the fact that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals;

  •
  the Company Board's view that the terms of the Merger Agreement as reviewed by the Company Board with its legal and financial advisors, are advisable and fair to and in the best interests of the Company and the Company's stockholders, with the flexibility, under certain circumstances, to accept a proposal from a third party for a business combination with the Company which the Company Board determines to be more favorable to the stockholders of the Company from a financial point of view than the Transactions;

  •
  the Company's operating results will continue to be subject to risks of conditions or events outside the Company's control, such as global economic instability, and such uncertainties ultimately could have a material adverse effect upon the Company's results of operations or financial conditions and could negatively affect the Company's future stock price, and the Transactions allow stockholders to receive a significant premium to market price and no longer be subject to such risks and uncertainties;

  •
  certain discussions and considerations that the Company has had regarding Parent's commitment to retain most of the Company's employees; and

  •
  Parent's agreement to keep the Company's headquarters in Fort Smith, Arkansas, to cause such offices to be the headquarters for the North American operations of Parent's motors and generators business, and to maintain the Baldor brand.

        The Company Board considered these potentially negative factors, among others, in reaching its recommendation:

  •
  the fact that the Company's stockholders will receive cash pursuant to the Merger Agreement, which will not afford them the opportunity to participate in any growth in the business of the combined company;

  •
  the fact that an all-cash transaction would be taxable to the Company's stockholders that are U.S. persons for U.S. federal income tax purposes;

  •
  the significant costs involved in connection with entering into and completing the Transactions and the substantial time and effort of management required to complete the Transactions and related disruptions to the operation of our business;

  •
  while the Company expects that the Transactions will be consummated, the fact that there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the Transactions may not be completed. If the Transactions are not consummated, (i) the trading price of the Shares could be adversely affected, (ii) the Company will have incurred significant transaction and opportunity costs attempting to consummate the Transactions, (iii) the Company may have lost business partners, customer relationships and employees after the announcement of the Transactions, (iv) the Company's business may be subject to disruption and (v) the market's perceptions of the Company's prospects could be adversely affected; and

  •
  the restriction that the Merger Agreement imposes on soliciting competing proposals, subject to payment of a termination fee of $105 million to Parent in certain circumstances (as described in the Merger Agreement), that could inhibit competing bidders from making a bid.

        The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes all material reasons and factors considered.

In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Transactions.

  Financial Projections

        The management of the Company prepared certain non-public business and financial information about the Company, including certain financial projections for 2011 through 2013, as set forth below, which were provided to Parent and UBS.

($ in thousands except per Share)	2009 Actual	2010 Projected	2011 Projected	2012 Projected	2013 Projected
Sales	$1,524,073	$1,741,000	$2,050,000	$2,255,000	$2,413,000
Operating income	$177,610	$249,633	$354,572	$422,053	$468,223
Net income(1)	$59,796	$86,359	$153,294	$200,021	$236,607
Earnings per Share(1)	$1.28	$1.81	$3.22	$4.20	$4.97
Operating cash flow	$205,721	$140,275	$177,425	$244,860	$282,610
Free cash flow(2)	$129,995	$74,662	$105,425	$172,860	$210,610
Operating Income Plus Depreciation & Amortization	$250,088	$313,322	$419,214	$486,609	$535,324

(1)
2009 includes net non-cash gain on debt amendment of $21.6 million, or $0.46 per Share.

(2)
Free cash flow is defined as operating cash flows less capital expenditures and dividends.

        There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

        The Company does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year. The Company's internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments.

        The projections are forward-looking statements that reflect numerous assumptions made by the management of the Company and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company's control. Although the Company believes the assumptions underlying the projections to be reasonable, all projections are inherently uncertain, and the Company expects that there will be differences between actual and projected results. Such differences may result from the realization of any of numerous risks and uncertainties, including but not limited to the important factors listed under "Item 1A. Risk Factors" in the Company's Annual Report on Form 10-K for the year ended January 2, 2010. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

        The projections discussed above were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of

Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company's independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them.

        The inclusion of the above projections should not be regarded as an indication that any of the Company, UBS, Parent or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. However, as communicated by the Company to UBS, the projections are the projections that the management of the Company believes reflects the best currently available estimates and judgments by management as to the expected future result of operations and financial condition of the Company and, accordingly, upon which, with the Company's consent, UBS relied and performed its analysis.

        None of the Company, UBS, Parent or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        To the extent stockholders give any consideration to the projections themselves, stockholders should carefully consider the assumptions, risks and uncertainties inherent in such projections in making any decision to tender their Shares in the Offer.

Opinion of the Company's Financial Advisor

        On November 29, 2010, at a meeting of the Company Board held to evaluate the proposed Offer and Merger, UBS delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 29, 2010, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $63.50 per Share consideration to be received in the Offer and Merger by holders of Shares was fair, from a financial point of view, to such holders.

        The full text of UBS's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached to this Schedule 14D-9 as Annex II and is incorporated into this document by reference. Holders of Shares are encouraged to read UBS's opinion carefully in its entirety. UBS's opinion was provided for the benefit of the Company Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the $63.50 per Share consideration from a financial point of view and does not address any other aspect of the Offer or Merger. The opinion does not address the relative merits of the Offer or Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Offer and Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act with respect to the Offer and Merger. The following summary of UBS's opinion is qualified in its entirety by reference to the full text of UBS's opinion.

        In arriving at its opinion, UBS, among other things:

  •
  reviewed certain publicly available business and financial information relating to the Company;

  •
  reviewed certain internal financial information and other data relating to the Company's business and financial prospects that were not publicly available, including financial forecasts and estimates prepared by the Company's management that the Company Board directed UBS to utilize for purposes of its analysis;

  •
  conducted discussions with members of the Company's senior management concerning the Company's business and financial prospects;

  •
  reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

  •
  compared the financial terms of the Offer and Merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

  •
  reviewed current and historical market prices of the Shares;

  •
  reviewed a draft, dated November 29, 2010, of the Merger Agreement; and

  •
  conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

        In connection with its review, with the consent of the Company Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Company Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS assumed, at the direction of the Company Board, that such forecasts and estimates had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the Company's future financial performance. UBS's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

        In addition, at the direction of the Company Board, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the $63.50 per Share consideration to the extent expressly specified in UBS's opinion, of the Merger Agreement or the form of the Offer and Merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Offer and Merger, or any class of such persons, relative to the $63.50 per Share consideration. UBS expressed no opinion as to the price at which the Shares would trade at any time. In rendering its opinion, UBS assumed, with the consent of the Company Board, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Merger Agreement would comply with all material terms of the Merger Agreement and (iii) the Offer and Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition of the Merger Agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger would be obtained without any material adverse effect on the Company or the Offer and Merger. UBS was not authorized to solicit and did not solicit indications of interest in a transaction with the Company from any party. Except as described above, the Company imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS's opinion was approved by an authorized committee of UBS.

        In connection with rendering its opinion to the Company Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to the Company or the Offer and Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

        UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS's analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of the Company provided by the Company or derived from public sources in or underlying UBS's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

        The $63.50 per Share consideration to be received pursuant to the Offer and Merger was determined through negotiation between the Company and Parent and the decision by the Company to enter into the Offer and Merger was solely that of the Company Board. UBS's opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Offer and Merger and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer and Merger or the $63.50 per Share consideration.

        The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Company Board on November 29, 2010 in connection with its opinion relating to the proposed Offer and Merger. The financial analyses summarized below include information presented in tabular format. In order for UBS's financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS's financial analyses.

Selected Companies Analysis

        UBS compared selected financial and stock market data of the Company with corresponding data of the following four selected publicly traded motor and mechanical power transmission companies:

  •
  A.O. Smith Corporation

  •
  Altra Holdings, Inc.

  •
  Franklin Electric Co., Inc.

  •
  Regal Beloit Corporation

        UBS reviewed, among other things, the enterprise values of the selected companies, calculated as diluted equity market value based on closing stock prices on November 26, 2010, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as multiples of calendar years 2010 and 2011 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. UBS also reviewed closing stock prices of the selected companies on November 26, 2010 as a multiple of calendar years 2010 and 2011 estimated earnings per share, referred to as EPS. UBS then compared these multiples derived for the selected companies with corresponding multiples implied for the Company based both on the closing price of the Shares on November 26, 2010 and the $63.50 per Share consideration. Financial data for the selected companies were based on publicly available research analysts' consensus estimates, public filings and other publicly available information. Estimated financial data for the Company were based both on internal estimates of the Company's management, referred to as Company Management Estimates, and publicly available research analysts' consensus estimates, referred to as Company Wall Street Consensus Estimates. In calculating enterprise value as a multiple of EBITDA based on Company Management Estimates, operating income plus depreciation and amortization, referred to as Operating EBITDA, was used as the denominator. This analysis indicated the following implied high, mean, median and low multiples for the selected companies, as compared to corresponding multiples implied for the Company:

Enterprise Value as a Multiple of:
	Estimated 2010 EBITDA	Estimated 2011 EBITDA
Multiples for Selected Companies
High	10.4x	8.9x
Mean	8.4x	7.3x
Median	7.8x	6.9x
Low	7.5x	6.7x
Multiples for Company
Company Management Estimates
Closing Price on November 26, 2010 of $45.57	10.6x	7.9x
Per Share Consideration of $63.50	13.5x	10.1x
Company Wall Street Consensus Estimates
Closing Price on November 26, 2010 of $45.57	10.4x	8.8x
Per Share Consideration of $63.50	13.2x	11.2x

Closing Stock Price as a Multiple of:
	Estimated 2010 EPS	Estimated 2011 EPS
Multiples for Selected Companies
High	21.4x	17.7x
Mean	16.8x	14.4x
Median	16.0x	13.5x
Low	13.8x	12.7x
Multiples for Company
Company Management Estimates
Closing Price on November 26, 2010 of $45.57	25.2x	14.2x
Per Share Consideration of $63.50	35.1x	19.7x
Company Wall Street Consensus Estimates
Closing Price on November 26, 2010 of $45.57	25.1x	17.7x
Per Share Consideration of $63.50	35.0x	24.6x

  Selected Transactions Analysis

        UBS reviewed transaction multiples in the following eleven selected transactions involving motor and mechanical power transmission companies:

Announcement Date	Acquiror	Target
• July 2007	• Regal Beloit Corporation	• Tecumseh Products Company (FASCO Residential/Commercial and FASCO Asia/Pacific)
• February 2007	• Altra Holdings, Inc.	• TB Wood's Corporation
• November 2006	• Baldor Electric Company	• Rockwell Automation, Inc. (Power Systems)
• May 2006	• Apollo Management L.P.	• Rexnord Corporation
• April 2005	• Rexnord Corporation	• Falk Corporation
• November 2004	• Regal Beloit Corporation	• General Electric Company (HVAC/Refrigeration Motors and Capacitors)
• October 2004	• Genstar Capital, L.P.	• Colfax Corporation (Power Transmission)
• August 2004	• Regal Beloit Corporation	• General Electric Company (Commercial AC Motors)
• November 2002	• Tecumseh Products Company	• Invensys plc (FASCO Motors)
• October 2002	• The Timken Company	• The Torrington Company
• September 2002	• The Carlyle Group, L.P.	• Rexnord Corporation

        UBS reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company's equity, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as multiples of latest 12 months EBITDA. UBS then compared these multiples derived for the selected transactions with a corresponding multiple implied for the Company based on the $63.50 per Share consideration, using Operating EBITDA as the denominator. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for the Company were based on Company Management Estimates. This analysis indicated the following implied high, mean, median and low multiples for the selected transactions, as compared to corresponding multiples implied for the Company:

Transaction Value as a Multiple of Latest Twelve Months EBITDA
Multiples for Selected Transactions
High	9.3x
Mean	7.3x
Median	7.1x
Low	5.5x
Multiple for Company
Per Share Consideration of $63.50	13.5x

  Discounted Cash Flow Analysis

        UBS performed a discounted cash flow analysis of the Company using financial forecasts and estimates relating to the Company prepared by the Company's management. UBS calculated a range of implied present values (as of October 2, 2010) of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from the fourth quarter of 2010 until December 31, 2013 and of terminal values for the Company based on the Company's fiscal year 2013 estimated Operating EBITDA. Implied terminal values were derived by applying to the Company's fiscal year 2013 estimated Operating EBITDA a range of terminal value multiples of 8.0x to 10.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.25% to 12.25%. The discounted cash flow analysis resulted in a range of implied present values of approximately $51.00 to $71.00 per Share, as compared to the $63.50 per Share consideration.

  Miscellaneous

        In the past, UBS and its affiliates have provided investment banking services to the Company and Parent unrelated to the proposed Offer and Merger, for which UBS and its affiliates received compensation. In addition, an executive officer of Parent serves on the board of directors of UBS AG, the parent of UBS, and UBS or an affiliate is a participant in a credit facility of Parent for which it received and continues to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Parent, and, accordingly, may at any time hold a long or short position in such securities. The Company selected UBS as its financial advisor in connection with the Offer and Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar offers and mergers and because of UBS's familiarity with the Company and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

        For a description of the terms of UBS's engagement as the Company's financial advisor, see the discussion under Item 5 below.

Intent to Tender.

        To the knowledge of the Company, after making reasonable inquiry, all of the Company's executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons, except that the Company has been informed that certain of its executive officers and directors may instead from time to time prior to the expiration of the Offer sell, transfer or otherwise dispose of some or all of their Shares in open market transactions or otherwise for tax planning purposes. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted Share.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        The Company retained UBS as its financial advisor in connection with, among other things, the Transactions. The discussion pertaining to the retention of UBS by the Company included above under the heading "Background of the Offer; Reasons for the Company Board's Recommendation—Opinion of the Company's Financial Advisor" in Item 4 is hereby incorporated by reference in this Item 5.

        Under the terms of UBS's engagement, the Company agreed to pay UBS for its financial advisory services in connection with the Offer and Merger an aggregate fee currently estimated to be approximately $27.2 million, a portion of which was payable in connection with UBS's opinion and a significant portion of which is contingent upon consummation of the Offer. In addition, the Company agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Transactions.

Item 6.    Interest in Securities of the Subject Company.

        Other than in the ordinary course of business in connection with the Company's employee benefit plans and as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Identity of Person	Date of Transaction(s)	Number of Shares	Price Per Share (if applicable)	Nature of Transaction
Robert J. Messey	11/24/2010	3,240	$23.27	Acquired Shares pursuant to a stock option exercise
Robert J. Messey	11/24/2010	3,240	$22.31	Acquired Shares pursuant to a stock option exercise
Robert J. Messey	11/24/2010	3,240	$23.40	Acquired Shares pursuant to a stock option exercise
Robert J. Messey	11/24/2010	3,240	$24.81	Acquired Shares pursuant to a stock option exercise
Robert J. Messey	11/24/2010	5,280	$33.88	Acquired Shares pursuant to a stock option exercise
Robert J. Messey	11/24/2010	5,280	$45.15	Acquired Shares pursuant to a stock option exercise
Robert J. Messey	11/24/2010	5,280	$30.84	Acquired Shares pursuant to a stock option exercise
Robert J. Messey	11/24/2010	5,280	$23.24	Acquired Shares pursuant to a stock option exercise
Robert L. Proost	11/24/2010	3,240	$21.82	Acquired Shares pursuant to a stock option exercise

Identity of Person	Date of Transaction(s)	Number of Shares	Price Per Share (if applicable)	Nature of Transaction
Robert L. Proost	11/24/2010	3,240	$23.27	Acquired Shares pursuant to a stock option exercise
Robert L. Proost	11/24/2010	3,240	$22.31	Acquired Shares pursuant to a stock option exercise
Robert L. Proost	11/24/2010	3,240	$23.40	Acquired Shares pursuant to a stock option exercise
Robert L. Proost	11/24/2010	3,240	$24.81	Acquired Shares pursuant to a stock option exercise
Robert L. Proost	11/24/2010	5,280	$33.88	Acquired Shares pursuant to a stock option exercise
Robert L. Proost	11/24/2010	5,280	$45.15	Acquired Shares pursuant to a stock option exercise
Robert L. Proost	11/24/2010	5,280	$30.84	Acquired Shares pursuant to a stock option exercise
Robert L. Proost	11/24/2010	5,280	$23.24	Acquired Shares pursuant to a stock option exercise
Barry K. Rogstad	11/19/2010	3,240	$20.86	Acquired Shares pursuant to a stock option exercise
Barry K. Rogstad	11/19/2010	3,240	$23.27	Acquired Shares pursuant to a stock option exercise
Jefferson W. Asher, Jr.	11/11/2010	300	N/A	Disposed of Shares pursuant to a bona fide gift
Randall P. Breaux	11/03/2010	1,500	$21.35	Acquired Shares pursuant to a stock option exercise
Randall P. Breaux	11/03/2010	1,000	$42.75	Disposed of Shares in connection with stock option exercise listed above
Jefferson W. Asher, Jr.	10/28/2010	310	N/A	Disposed of Shares pursuant to a bona fide gift

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information.

Dissenters' Rights.

        No dissenters' rights are available in connection with the Offer. If the Merger is consummated, however, holders of Shares immediately prior to the Effective Time of the Merger who have not tendered their Shares in connection with the Offer will have certain rights under Section 351.447 and/or

351.455, as applicable, of the MGBCL to dissent from the transaction and to demand a payment in cash of the fair value of their Shares. Those stockholders who properly exercise their dissenters' rights with respect to such Shares pursuant to, and who comply in all respects with the procedures and the provisions of Section 351.447 and/or 351.455, as applicable, of the MGBCL will be entitled to receive a cash payment equal to such fair value of their Shares (plus accrued interest, if applicable) in accordance with Section 351.447 and/or 351.455, as applicable, of the MGBCL, unless and until such stockholder fails to perfect or withdraws or otherwise loses such stockholder's dissenters' rights, if applicable. Any determination of the fair value of the Shares could be based on considerations other than, or in addition to, the value of the consideration per Share ultimately delivered in the Offer or the market value of the Shares. The value so determined could be more or less than the Offer Price. The fair value of the dissenting Shares shall be determined without regard to the Top-Up Option or the Shares issued pursuant to the Top-Up Option. If any stockholder who demands dissenters' rights under Section 351.447 and/or 351.455, as applicable, of the MGBCL effectively withdraws (in accordance with the MGBCL) or loses the right to dissent, then as of the later of the Effective Time of the Merger or the occurrence of such event, the dissenting Shares held by such dissenting stockholder shall be cancelled and converted into the right to receive the Offer Price in accordance with the Merger Agreement.

        The foregoing summaries of Sections 351.447 and 351.455 of the MGBCL are qualified in their entirety by reference to Sections 351.447 and 351.455 of the MGBCL, respectively, copies of which are filed as Exhibits (e)(13) and (e)(14) to this Schedule 14D-9 and are incorporated herein by reference.

Anti-Takeover Statute.

        Sections 351.407 and 351.459 of the MGBCL may affect attempts to acquire control of the Company (the "Control Share Provision" and the "Interested Stockholder Provision," respectively). The Control Share Provision provides, among other things, that if "control shares" of an "issuing public corporation" acquired in a "control share acquisition," (that is, if shares of a corporation's voting stock are acquired in an acquisition which, but for the application of the Control Share Provision, would grant the holder of those shares (when combined with the vote of such holder's affiliates or group) the right to vote in an election of the directors a percentage of the total vote which exceeds certain thresholds described in the Control Share Provision), then the acquired shares shall only have the voting rights which are granted by the stockholders. The Control Share Provision will not apply if, prior to the acquisition, the corporation's articles of incorporation or by-laws provide that the Control Share Provision does not apply to control share acquisitions of shares of the corporation. Prior to the execution of the Merger Agreement, the Company Board unanimously amended the By-laws to provide that the Control Share Provision does not apply to control share acquisitions of shares of capital stock of the Company. In addition, the Company Board unanimously adopted a resolution for the purpose of causing the Control Share Provision not to apply or to have been satisfied with respect to the Parent, Merger Sub or any other subsidiary of Parent with respect to the Transactions. Accordingly, the Control Share Provision will not apply to the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

        The Interested Stockholder Provision generally prohibits any business combination transaction with any interested stockholder (defined generally as a person who, directly or indirectly, beneficially owns 20% or more of a corporation's outstanding voting stock) for a period of five years following the date on which such person became an interested stockholder unless, on or prior to such date, the board of directors of the subject corporation approved the business combination or transaction in which such person became an interested stockholder. The Company Board unanimously approved the Merger and the Offer and adopted a resolution for the purpose of causing the Interested Stockholder Provision not to apply or to have been satisfied with respect to the Parent, Merger Sub or any other subsidiary of Parent with respect to the Transactions. Accordingly, the Interested Stockholder Provision will not apply to the Parent or Merger Sub in connection with the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

        Subject to certain exceptions, Article Eight of the Articles of Incorporation prohibits the Company from consolidating with, or merging with or into, any other corporation or conveying to any corporation or other person or otherwise disposing of all or substantially all of the assets of any major subsidiary of the Company without meeting certain stockholder approval requirements. Pursuant to Article Eight of the Articles of Incorporation, such requirements will not apply to the Transactions because the Company Board has unanimously approved the Transactions prior to Purchaser and its affiliates beneficially owning more than 20% of the voting power of the Company. Accordingly, Article Eight of the Articles of Incorporation will not affect the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

        To the extent that any other anti-takeover laws or restrictive provisions in the Articles of Incorporation, By-laws or comparable organizational documents of any Company subsidiary would affect attempts to acquire control of the Company, the Merger, the Offer or any other transaction contemplated by the Merger Agreement, the Company Board has unanimously adopted a resolution for the purpose of causing any such law or restrictive provision not to apply to Parent, Merger Sub or any other subsidiary of Parent with respect to the Transactions. Accordingly, any such law or restrictive provision will not affect the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

Litigation.

        On December 1, 2010, a putative class action lawsuit was filed in the Sebastian County Circuit Court of Arkansas, docketed as Cortell v. Baldor Electric Company, et al., Case Number CV-2010-2142 VI. The complaint names the Company, each of the members of the Company Board, and Parent and Merger Sub as defendants. The lawsuit alleges, among other things, that the Company Board breached fiduciary duties owed to the Company's stockholders by failing to take steps to maximize stockholder value. The complaint also alleges that the Company, Parent and Merger Sub aided and abetted the Company Board in the alleged breach of the Company Board's fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the Merger, a court order declaring that the Company Board breached their fiduciary duties in entering into the Merger Agreement, rescission (to the extent the Merger terms have already been implemented), and the payment of plaintiffs' attorneys' fees and costs. The Company believes the lawsuit to be without merit and intends to vigorously defend against such claims. There can be no assurance, however, with regard to the outcome of this lawsuit.

Regulatory Approvals.

United States Antitrust Compliance

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"),

certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC, and the applicable waiting period under the HSR Act has expired or has been terminated. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination" of the waiting period. Pursuant to the Merger Agreement, Parent and the Company will each request such early termination of the waiting period. However, the waiting period may be lengthened if the reviewing agency determines that a further investigation is required and issues a formal request for additional information and documentary material to the parties. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before the consummation of any such transactions (and for a period of time after the consummation of any such transactions), the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        Each of the Company and Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on December 6, 2010. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. Eastern time on December 21, 2010, prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC or the Antitrust Division or is extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to that time.

Exon-Florio

        The Exon-Florio Statute, Sec. 721 of the Defense Production Act of 1950, as amended ("Exon-Florio") empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a "foreign person" if the President, after investigation, determines that the foreign person's control threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect U.S. national security. CFIUS, an inter-agency committee chaired by the Treasury Department and composed of top officials from 12 executive departments of the U.S. Government, was delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions.

        A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. CFIUS has 30 calendar days from the date after it accepts the submission to review the transaction and decide whether to initiate an additional 45-day investigation. Most reviews are completed with a letter from CFIUS stating that it has determined that there were no unresolved national security concerns. If CFIUS decides to initiate an investigation, it has 45 calendar days in which to prepare its recommendations to the President of the United States, who must then decide within 15 calendar days whether to block the transaction. Under the Foreign Investment and National Security Act of 2007, CFIUS is required to conduct a full 45-day investigation of any case in which an entity controlled by or acting on behalf of a foreign government is engaged in an acquisition that could affect national security, unless the Secretary of the Treasury and the lead agency in the review determine there are no threats to national security.

        Although Exon-Florio does not require the filing of a notification and does not prohibit the consummation of acquisitions, mergers or takeovers, if an acquisition, merger or takeover is consummated prior to the issuance of a no-action letter or notification is not made, such an acquisition, merger or takeover thereafter remains subject to divestment after the closing should the President subsequently determine that the national security of the United States has been threatened or impaired. Although the Company does not believe that the Offer and the Merger raise any national security concerns, Parent intends to make a filing with CFIUS on December 8, 2010. There can be no assurance that CFIUS will grant clearance and not impose restrictions on the Transactions.

ITAR

        The Company is registered with the U.S. State Department, Directorate of Defense Trade Controls ("DDTC"), as a manufacturer and exporter of items that are controlled under the International Traffic in Arms Regulations ("ITAR"). ITAR requires registered companies to notify DDTC in advance of any intended sale or transfer to a foreign person of ownership or control of a registered company or any subsidiary thereof. In connection with the Transactions, the Company filed a notification with DDTC on December 1, 2010 and will comply with other applicable requirements of ITAR. While the Company does not believe that the consummation of the Offer or the Merger will raise significant issues or concerns with the U.S. State Department relating to activities controlled by ITAR, there can be no assurances that the U.S. Government will not seek to challenge the Offer, require divestiture of certain businesses, or impose restrictions on the Offer, the Merger or the conduct of the business following consummation of the Offer or the Merger.

Other Foreign Laws

        Parent and its subsidiaries conduct business in a number of countries outside of the United States in which the Company transacts business or its products are sold. Based on a review of the information currently available about the businesses in which Parent and its subsidiaries are engaged, pre-merger notification filings are required to be made under the antitrust and competition laws of Austria, Canada, Germany, Italy and Brazil. Consummation of the Offer is subject to the condition that the filings, consents, approvals, actions, non actions, waivers, registrations, permits, authorizations, rulings or no-action letters required to be obtained pursuant to the antitrust laws of Austria, Canada and Germany having been obtained, waived or made, and the respective waiting periods required under such laws having expired or been terminated. There can be no assurances that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period under the antitrust laws of Austria, Canada and Germany has not expired or been terminated or any consent, approval, action, ruling or no-action letter required to consummate the Offer under the antitrust laws of such countries has not been obtained, Parent and Merger Sub will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption has been obtained.

Short-Form Merger.

        Under Section 351.447 of the MGBCL, if Merger Sub acquires, pursuant to the Offer, upon exercise of the Top-Up Option (described below) or otherwise, at least 90% of the outstanding Shares, Merger Sub will be able to effect the Merger through a short-form merger after consummation of the Offer without a vote by the Company's stockholders. If Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding Shares will be required under the Articles of Incorporation and the MGBCL to effect the Merger.

Top-Up Option.

        Pursuant to the terms of the Merger Agreement, the Company granted Merger Sub an irrevocable option (the "Top-Up Option"), exercisable within 30 business days after acceptance by Merger Sub of Shares tendered in the Offer and on the terms and conditions set forth in the Merger Agreement, to purchase newly issued, fully paid and nonassessable Shares at the Offer Price in an amount equal to the lesser of (i) the number of Shares that, when added to the Shares already owned by Parent and Merger Sub following consummation of the Offer, constitutes one share more than 90% of the issued and outstanding Shares on a fully diluted basis and (ii) the aggregate number of authorized Shares that are not issued and outstanding at the time of the exercise of the Top-Up Option. The Top-Up Option is not exercisable unless, immediately after such exercise and the issuance of Shares pursuant thereto, Parent and Merger Sub will then hold, in the aggregate, at least 90% of the issued and outstanding Shares. Parent or Merger Sub will pay the Offer Price for the Shares acquired upon exercise of the Top-Up Option in cash. The exercise of the Top-Up Option will not be given effect in determining the value of Shares under the dissenters' rights provisions of the MGBCL, which are discussed above under the heading "Dissenters' Rights." The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Stockholders' Meeting.

        Unless Parent owns at least 90% of the outstanding Shares and takes all necessary and appropriate action to cause a short-form merger to occur, as promptly as practicable following the later of the Acceptance Time or expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Exchange Act, the Company, acting through the Company Board, shall, in accordance with applicable law and the Articles of Incorporation and By-laws, establish a record date for, call, give notice of, convene and hold a meeting of the Company stockholders for the purpose of voting upon the approval of the Merger Agreement in accordance with the MGBCL for purposes of effecting the Merger.

Section 14(f) Information Statement.

        The Information Statement, attached to this Schedule 14D-9 as Annex I, is being furnished in connection with the possible designation by Merger Sub or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company's stockholders as described above under the heading "Arrangements between the Company and Parent—Representation on the Company Board" in Item 3 and in the Information Statement, and is incorporated herein by reference.

Annual and Quarterly Reports.

        For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended January 2, 2010 and the Company's Quarterly Report on Form 10-Q for the quarters ended April 3, 2010, July 3, 2010 and October 2, 2010.

Forward-Looking Statements

        This document contains forward-looking statements within the meaning of the federal securities laws. The forward-looking statements contained in this document (generally identified by words or phrases indicating a projection or future expectation such as "assume," "believe," "can," "continue," "could," "depend," "estimate," "expect," "forecast," "future," "if," "intend," "may," "ongoing," "pending," "probable," "projected," "should," "subject to," "will," "would," or any grammatical forms of these words or other similar words) are based on the Company's current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, including those more fully described under "Risk Factors" in Part II, Item 1A of the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 2010 and Part I, Item 1A of the Company's Annual Report on Form 10-K for the year ended January 2, 2010, each of which have been filed with the SEC, as well as: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company's stockholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, distributors, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 8, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Merger Sub filed with the SEC on December 8, 2010).*
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Merger Sub filed with the SEC on December 8, 2010).*
(a)(1)(C)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).*
(a)(1)(D)	Opinion of UBS Securities LLC, dated November 29, 2010 (included as Annex II to this Schedule 14D-9).*
(a)(1)(E)	Joint Press Release issued by the Company and Parent, dated November 30, 2010 (incorporated by reference to the Company's Form 8-K filed with the SEC on November 30, 2010).
(a)(1)(F)	Summary Advertisement published in the Wall Street Journal on December 8, 2010 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO of Merger Sub filed with the SEC on December 8, 2010).
(a)(1)(G)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Merger Sub filed with the SEC on December 8, 2010).*
(a)(1)(H)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Merger Sub filed with the SEC on December 8, 2010).*

Exhibit Number	Description
(a)(1)(I)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Merger Sub filed with the SEC on December 8, 2010).*
(a)(2)	Form of Letter to be sent to Company customers (incorporated by reference to the Schedule 14D-9C filed with the SEC on November 30, 2010).
(a)(3)
Letter to Company Employees from Joseph M. Hogan, Chief Executive Officer of ABB, and Ulrich Spiesshofer, Executive Committee member responsible for ABB's Discrete Automation and Motion division (incorporated by reference to the Schedule 14D-9C filed with the SEC on November 30, 2010).
(a)(4)
Letter to Company Employees from John McFarland, Chief Executive Officer of the Company, and Ronald Tucker, President and Chief Operating Officer of the Company (incorporated by reference to the Schedule 14D-9C filed with the SEC on November 30, 2010).
(a)(5)	Stockholder Frequently Asked Questions (incorporated by reference to the Schedule 14D-9C filed with the SEC on November 30, 2010).
(a)(6)	Transcript of Video Address by Joseph M. Hogan, Chief Executive Officer of ABB (incorporated by reference to the Schedule 14D-9C filed with the SEC on November 30, 2010).
(a)(7)
Transcript of Video Address by Ulrich Spiesshofer, Executive Committee member responsible for ABB's Discrete Automation and Motion division (incorporated by reference to the Schedule 14D-9C filed with the SEC on November 30, 2010).
(a)(8)	Investor Presentation (incorporated by reference to the Schedule 14D-9C filed with the SEC on November 30, 2010).
(a)(9)	Transcript of Conference Call (incorporated by reference to the Schedule 14D-9C filed with the SEC on December 1, 2010).
(a)(10)	Transcript of Conference Call (incorporated by reference to the Schedule 14D-9C filed with the SEC on December 1, 2010).
(a)(11)	Newspaper Advertisement (incorporated by reference to the Schedule 14D-9C filed with the SEC on December 2, 2010).
(a)(12)	Joint Press Release issued by the Company and Parent, dated December 8, 2010.
(a)(13)	Baldor Profit Sharing and Savings Plan Frequently Asked Questions.
(a)(14)	Letter to Stockholders of the Company, dated December 8, 2010, from John A. McFarland, Chief Executive Officer of the Company.*
(e)(1)
Agreement and Plan of Merger, dated as of November 29, 2010, by and among the Company, ABB Ltd. and Brock Acquisition Corporation (incorporated by reference to the Company's Form 8-K filed with the SEC on November 30, 2010).
(e)(2)	Confidentiality Letter, dated as of January 21, 2010, by and between the Company and ABB Ltd.
(e)(3)	Amendment, dated as of September 8, 2010, to the Confidentiality Letter by and between the Company and ABB Ltd.

Exhibit Number	Description
(e)(4)	Exclusivity Agreement, dated as of November 16, 2010, by and between the Company and ABB Ltd.
(e)(5)	1987 Incentive Stock Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).
(e)(6)	1994 Incentive Stock Option Plan, as restated and amended (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 4, 1998).
(e)(7)	1996 Stock Option Plan for Non-Employee Directors, as restated and amended (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 4, 1998).
(e)(8)	Stock Option Plan for Non-Employee Directors (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 2001).
(e)(9)	Bonus Plan for Executive Officers (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 2, 2010).
(e)(10)	2006 Equity Incentive Plan, as amended (incorporated by reference to the Company's Proxy Statement dated April 3, 2009).
(e)(11)	Plan for Tax Deductible Executive Incentive Compensation (incorporated by reference to the Company's Proxy Statement dated April 3, 2009).
(e)(12)	Articles of Incorporation (as restated and amended) of the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 4, 1998).
(e)(13)	Section 351.447 of the General and Business Corporation Law of Missouri.
(e)(14)	Section 351.455 of the General and Business Corporation Law of Missouri.

*
Included in materials mailed to stockholders of the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALDOR ELECTRIC COMPANY
By:	/s/ GEORGE E. MOSCHNER
Name:	George E. Moschner
Title:	Chief Financial Officer and Secretary

Dated: December 8, 2010

 ANNEX I

BALDOR ELECTRIC COMPANY
5711 R.S. Boreham, Jr. Street
Fort Smith, Arkansas 72901

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement (this "Information Statement") is being mailed on or about December 8, 2010 to holders of record of common stock, par value $0.10 per share, of Baldor Electric Company, a Missouri corporation (the "Company," or "Baldor"), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of the Company with respect to the tender offer (the "Offer") by Brock Acquisition Corporation, a Missouri corporation ("Merger Sub") and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the laws of Switzerland ("Parent"), to acquire all of the outstanding shares of common stock, par value $0.10 per share, of the Company (the "Shares"). Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we," and "our" to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company's stockholders to a majority of the seats on the Company's Board of Directors (the "Company Board", "Board of Directors" or "Board"). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of November 29, 2010, by and among Parent, Merger Sub and the Company (the "Merger Agreement").

        Pursuant to the Merger Agreement, Merger Sub commenced the Offer on December 8, 2010 to purchase all of the issued and outstanding Shares for $63.50 per Share, net to the holder thereof, in cash, without interest (the "Offer Price"), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at midnight, New York City time, on the night of January 10, 2011. As promptly as reasonably practicable after such time, subject to the terms and conditions set forth in the Merger Agreement and the Offer, Merger Sub will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company's stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the Securities and Exchange Commission (the "SEC") on December 8, 2010.

        Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or waiver of the conditions set forth therein, and in accordance with the General and Business Corporation Law of Missouri (the "MGBCL"), at the time of filing of articles of merger (the "Articles of Merger") with the Secretary of State of the State of Missouri, together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the relevant provisions of the MGBCL or at such other time as shall be agreed upon by the parties in writing and set forth in the Articles of Merger (either time, as applicable, the "Effective Time"), Merger Sub will merge with and into the Company (the "Merger"), and the Company shall continue as the surviving corporation of the Merger. At the Effective Time, each issued and outstanding Share (other than Shares owned by Parent or Merger Sub or in the treasury of the Company, and other than dissenting Shares pursuant to and in compliance with the MGBCL) will be converted into the right to receive an amount in cash equal to the Offer Price, payable to the holder thereof, without interest, less any required withholding taxes.

        The Merger Agreement provides that, effective upon the initial acceptance for payment by Merger Sub of Shares tendered pursuant to the Offer (the "Acceptance Time") and from time to time thereafter up to the Effective Time, subject to payment for such Shares and other conditions set forth in the Merger Agreement, Parent will be entitled to designate a number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Company Board (giving effect to any increase in the number of directors described in the following paragraph) and (ii) a fraction, the numerator of which is the number of Shares held by Parent and Merger Sub (giving effect to the Shares purchased pursuant to the Offer and, if Merger Sub exercises its irrevocable option to purchase additional Shares from the Company in accordance with the Merger Agreement (the "Top-Up Option"), the Shares purchased upon exercise of the Top-Up Option), and the denominator of which is the total number of then outstanding Shares.

        In connection with the foregoing, the Company has agreed to cause the individuals so designated by Parent to be elected or appointed to the Company Board, including either by increasing the size of the Company Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Company Board. From time to time after the Acceptance Time, subject to Merger Sub's payment for the Shares, the Company will take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Company Board on each committee of the Company Board to the fullest extent permitted by all applicable laws, including the rules of the New York Stock Exchange (the "NYSE").

        If Parent's designees are elected or appointed to the Company Board prior to the Effective Time, the Merger Agreement requires that the Company Board will have at least three (3) directors who are considered independent directors within the meaning of the rules of the NYSE (the "Independent Directors"). The Merger Agreement further provides that the Company shall, upon Parent's request, take all action necessary to elect to be treated as a "Controlled Company" for purposes of Section 303A of the NYSE rules and make all necessary filings and disclosures associated with such status. If the number of Independent Directors is reduced below three (3), the remaining Independent Director(s) (or, if no Independent Director then remains, the other directors) will be entitled to designate persons to fill such vacancies.

        If Parent's designees are elected or appointed to the Company Board prior to the Effective Time, the prior approval of a majority of the Continuing Directors (or the sole Continuing Director if there is only one Continuing Director then in office) will be required in order to, prior to the Effective Time, (i) amend or terminate the Merger Agreement or agree or consent to any amendment or termination of the Merger Agreement on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Merger Sub under the Merger Agreement, (iii) waive any of the Company's rights under the Merger Agreement, (iv) amend or otherwise modify, in a manner adverse to the stockholders in any material respect, the Company's Restated Articles of Incorporation, as amended as of May 2, 1998 (the "Articles of Incorporation") or the Company's currently effective by-laws (the "By-laws"), or (v) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent's designees to the Company Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

        The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, Merger Sub and Parent's designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

 PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

        As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

        Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past ten years: (i) filed a petition or has had a petition filed against him or her under federal bankruptcy laws or any state insolvency laws or a receiver, fiscal agent or similar officer was appointed by the a court for his or her business or property or any partnership in which he or she was a general partner or any corporation or business association of which he or she was an executive officer at or within the last two years; (ii) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining him or her from, or otherwise limiting him or her from acting in any capacity regulated by the Commodity Futures Trading Commission (the "CFTC"), or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in any conduct or practice in connection with such activity, engaging in any type of business practice, or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities or federal commodities laws; (iv) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty days his or her right to engage in any activity related to commodities or securities, or to be associated with persons engaged in any such activity; (v) been found by a court in a civil action or by the SEC to have violated any federal or state securities laws, and such judgment or finding has not been reversed, suspended or vacated; (vi) been found by a court in a civil action or by the CFTC to have violated any federal commodities law, and such judgment or finding has not been reversed, suspended or vacated; (vii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding (not including any settlement of a civil proceeding among private litigants), not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (viii) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in the Exchange Act), any registered entity (as defined in the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

        It is expected that Parent and Merger Sub's designees may assume office at any time following the purchase by Merger Sub of Shares pursuant to the Offer, which purchase cannot be earlier than January 10, 2011 and that, upon assuming office, Parent and Merger Sub's designees will thereafter constitute at least two-thirds of the Company Board.

 List of Potential Designees

        The following sets forth information with respect to the Potential Designees (including, as of November 30, 2010, their age, current principal occupation or employment, five-year employment history and directorships held, including in the past five years). The business address of each Potential Designee is c/o ABB Ltd, Affolternstrasse 44, CH-8050, Zurich, Switzerland.

Name	Age	Present Principal Occupation or Employment, Employment History and Directorships
Diane de Saint Victor	55	Diane de Saint Victor has been Head of Legal and Compliance, General Counsel and Company Secretary of Parent and member of Parent's Group Executive Committee since 2007. From 2004 to 2006, she served as senior vice president and general counsel of European Aeronautic Defence and Space (EADS).
Greg Scheu	49

Greg Scheu has been Regional Divisional Manager of a subsidiary of Parent's Power Products Division, North America Region since 2008. From 2003 to 2008, he served as Region Divisional Manager of Parent's Automation Products Division, North America Region. From 2001 to 2002, he was an executive with ABB Group Zurich, eBusiness.

David Onuscheck	53

David Onunscheck has been Secretary, General Counsel and Corporate Secretary of ABB Inc. since March, 2010. From 2004 until March 2010, he served as Assistant General Counsel and Assistant Corporate Secretary of ABB Inc.

Enrique Santacana	58

Enrique Santacana is Chairman of ABB Inc.'s North America Executive Committee. Prior to that, he was Vice President and General Manager of the Medium Voltage Products business unit for the Power Technologies division in North America. He joined ABB Group in 1977 and since then has held a variety of management positions, including Region Division Manager for Power Products in North America.

Juha Silvenoinnen	49

Juha Silvenoinnen is the Manager of BU Motors and Generators of Parent. From 2003 to 2010, Juha Silvenoinnen served as the Manager of BU Machines. Juha Silvenoinnen joined the ABB Group in 1985 and has held a variety of management positions in various countries, including Finland, Switzerland and the United States.

Ismo Haka	47

Ismo Haka is the Chief Financial Officer and Senior Vice President, North America of ABB Inc. and is a member of ABB Inc.'s North America Executive Committee. Ismo Haka joined ABB Group in 1988 and has held a variety of management positions in various countries, including Finland, Switzerland and the United States.

Name	Age	Present Principal Occupation or Employment, Employment History and Directorships
Eric Elzvik	50

Eric Elzvik is Group Senior Vice President and Chief Financial Offer of Parent's Discrete Automation and Motion Division. From 2006 to 2009, he served as Group Senior Vice President and Chief Financial Officer of Parent's Automation Products Division. Previously he was employed by Parent as Group Senior Vice President, Head of Group Function, M&A and New Ventures.

Ulrich Spiesshofer	46

Ulrich Spiesshofer has been Head of Discrete Automation and Motion Division of Parent since 2010. He has also been a member of Parent's Group Executive Committee since 2005. From 2005 to 2009, Mr. Spiesshofer served as Head of Corporate Development of the ABB Group.

Pekka Tiitinen	43

Pekka Tiitinen has been Manager of BU Low Voltage Drives since 2003. In addition, since 2010, Pekka Tiitinen has served as Region Division Manager for the Discrete Automation and Motion Division, North Europe. From 2002 to 2006, Pekka Tiitinen served as Local Division Manager, Automation Products for ABB Oy, Finland.

GENERAL INFORMATION CONCERNING THE COMPANY

        The Company's authorized capital stock consists of 150,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.10 per share (the "Preferred Stock"). Only the holders of Shares are entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company's shareholders. As of November 26, 2010, there were 47,164,771 Shares outstanding, and there were no shares of Preferred Stock outstanding.

CURRENT BOARD OF DIRECTORS

Board Structure; Directors

        The Articles of Incorporation and the By-laws provide for a classified Board of Directors. The Board is divided into three classes. Each class expires at different times. Our directors, their year of birth, and their respective terms, are as follows:

Name	Year of Birth	Director Since	Current Term Expires
Jefferson W. Asher, Jr.	1924	1973	2011
Merlin J. Augustine, Jr.	1943	2000	2012
Richard E. Jaudes	1943	1999	2011
Jean A. Mauldin	1957	2006	2013
John A. McFarland	1951	1996	2012
Robert J. Messey	1946	1993	2011
Robert L. Proost	1937	1988	2012
R. L. Qualls	1933	1987	2013
Barry K. Rogstad	1940	2001	2013
Ronald E. Tucker	1957	2007	2013

Information Regarding Directors whose Terms Expire in 2013.

        Jean A. Mauldin ... Vice President and Chief Financial Officer of TAMKO Building Products, Inc.; former Chief Financial Officer of Merial, Limited, a world-leading animal health company, 2002 through 2008; former President of Phelps Dodge Wire and Cable, a division of Phelps Dodge Corporation, 2000 through 2002.

        R. L. Qualls ... Independent Business and Financial Consultant, providing assistance to corporations; former Vice Chairman of the Board, Chief Executive Officer, and President of Baldor (retired 2001); Director of Bank of the Ozarks, Inc. (NASDAQ) since 1997.

        Barry K. Rogstad ... Former President of the American Business Conference, a coalition of mid-size fast-growing firms, which promotes public policies to encourage growth, job creation, and a higher standard of living for all Americans, for more than five years (retired 2002); former Partner and Chief Economist with Coopers and Lybrand.

        Ronald E. Tucker ... Baldor's President since 2005; Chief Operating Officer since February 2007; Chief Financial Officer from 2000 to April 2007; Secretary from 2002 to April 2008; Treasurer from 2000 through 2002.

Information Regarding Directors whose Terms Expire in 2012.

        Merlin J. Augustine, Jr. ... Founder and Chief Executive Officer of M&N Augustine Foundation for Human Development, Inc. established in 1992; former Assistant Vice Chancellor of Finance and Administration and Director of Customer Relations at the University of Arkansas in Fayetteville; former Member of the Board of Arkansas Science and Technology Authority (term ended 2005).

        John A. McFarland ... Baldor's Chairman of the Board since 2005; Chief Executive Officer since 2000; President from 1996 through 2004; Executive Vice President—Sales and Marketing during 1996; Vice President—Sales from 1991 to 1996.

        Robert L. Proost ... Financial Consultant and Lawyer; former Director, Vice President, and Chief Financial Officer of A.G. Edwards, Inc., and of various subsidiaries (retired 2001).

Information Regarding Directors whose Terms Expire in 2011.

        Jefferson W. Asher, Jr. ... Independent Management Consultant, providing assistance to corporations, attorneys, banking institutions, and other creditors, for more than five years; former Director of Hulaw Corporation (formerly OhCal Foods, Inc.) (term ended 2008); former Director of Webtigo (term ended 2007); former Director of Zing Wireless, Inc. (term ended 2005); former Director of California Beach Restaurants, Inc. (term ended 2004).

        Richard E. Jaudes ... Partner at and Chairman of the Human Resources Department at Thompson Coburn LLP, a law firm that provides legal counsel to Baldor.

        Robert J. Messey ... Former Senior Vice President and Chief Financial Officer of Arch Coal, Inc. (NYSE), one of the largest coal producers in the United States (retired 2008); Director of Stereotaxis, Inc. (NASDAQ) since May 2005 and Oxford Resource Partners, LP (NYSE) since August 2010.

 Board Qualifications

        When considering whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of the Company's business and structure, the Corporate Governance Committee and the Board focused primarily on the information discussed in each of the Directors' individual biographies set forth above. In particular,

        John A. McFarland ... The Board considered his deep knowledge and understanding of Baldor and its operating companies and its line of business, as well as his extensive experience in strategic, operation and governance matters.

        Ronald E. Tucker ... The Board considered his 24 years of industry-specific experience with Baldor, as well as his extensive managerial experience and his proven financial acumen.

        Jefferson W. Asher, Jr. ... The Board considered his strong background in business and finance, as well as his vast and diverse board experience, including the 37 years he has served on our Board.

        Merlin J. Augustine, Jr. ... The Board considered his extensive financial expertise, as well as his strong technical and entrepreneurial experience in diverse fields.

        Richard E. Jaudes ... The Board considered his extensive legal and management background, particularly his expertise in Human Resources, experience in law firm management, and extensive and diverse knowledge of employment laws and regulations.

        Jean A. Mauldin ... The Board considered her global experience in finance and investments, financial planning and risk management.

        Robert J. Messey ... The Board considered his 30 years of experience in accounting and finance and his extensive business and risk management experience.

        Robert L. Proost ... The Board considered his extensive investment expertise with a large financial corporation as well as his background in corporate and securities laws, corporate finance and accounting, and corporate governance matters.

        R. L. Qualls ... The Board considered his strong financial and banking background, as well as his in-depth knowledge of Baldor, having served as Chief Executive Officer and President from 1993 to 1998 and as Vice Chairman from 1998 to 2000.

        Barry K. Rogstad ... The Board considered his broad expertise in economics, finance and strategic planning as well as international operations and relations.

        In addition, the Corporate Governance Committee has actively sought directors that allow our Board to benefit from potentially different perspectives arising from gender and ethnic diversity on the Board.

Information about the Board of Directors and Committees of the Board

Board of Directors.

        The Board of Directors has four committees: Audit, Compensation, Corporate Governance, and Executive. The membership and responsibilities of the current committees of the Company's Board of Directors are summarized below. Additional information regarding the responsibilities of each committee is found in and governed by, the By-laws, each committee's Charter, where applicable, specific directions of the Company's Board of Directors, and certain mandated regulatory requirements. The Charters of Baldor's Audit, Corporate Governance, and Compensation Committees, as well as Baldor's Corporate Governance Guidelines, are available on Baldor's website at www.baldor.com. The information is also available in print to any stockholder who requests it. In addition, the Board of Directors established a 162m Special Committee. This Committee's sole responsibilities are to establish performance targets under the Baldor Electric Company Plan for Tax Deductible Executive Compensation and to determine if such targets have been attained.

Executive Committee.

        Between meetings of the Board, the Executive Committee is empowered to act in lieu of the Board of Directors except on those matters for which the Board of Directors has specifically reserved authority to itself or as set forth in the By-laws. The Executive Committee is currently comprised of one director who is an executive officer of Baldor and two non-management directors who are Independent Directors.

Audit Committee.

        The Audit Committee performs those duties and responsibilities as set out in the Charter of the Audit Committee. More information regarding the Audit Committee can be found in this Information Statement under the captions "Audit Committee Report" and "Statement of Audit Committee Member Independence and Financial Expertise". The Audit Committee is comprised of four Independent Directors.

Compensation Committee.

        The Compensation Committee performs those duties and responsibilities as set out in the Charter of the Compensation Committee, including the responsibility for approving the salary and contingent compensation arrangements for Named Executive Officers, approving any stock options granted to Named Executive Officers, having the exclusive authority to determine the persons eligible to participate and the amount, terms, and conditions of the equity awards made to each participant, and administering the Company's various stock option plans except for those associated solely with the non-employee directors. The Compensation Committee has the authority to determine whether termination is the result of retirement. This specific authority has been delegated to the Executive Committee of the Board of Directors; however, the actions of the Executive Committee relating to this authority are ratified by the Compensation Committee. The Compensation Committee is comprised of four Independent Directors.

Corporate Governance Committee.

        The Corporate Governance Committee performs those duties and responsibilities as set out in the Charter of the Corporate Governance Committee, including considering candidates for Board membership proposed by stockholders who have complied with the procedures set forth in the By-laws, proposing a slate of directors for election by the stockholders at each annual meeting, proposing candidates to fill vacancies on the Board, and responsibility for the Company's corporate governance guidelines and evaluation. More information regarding the nomination process can be found in this Information Statement under the caption "Stockholder Proposals and Nominations". The Corporate Governance Committee is comprised of five Independent Directors.

Memberships, meetings, and attendance.

        During the fiscal year ended January 2, 2010, ("fiscal year 2009"), the Board of Directors held five meetings. Each director attended 100% of the Board meetings and each committee member attended at least 90% of the committee meetings. It is Baldor's practice that all directors attend the Company's annual stockholders' meetings and all directors did attend the meeting held in 2009. Below are the current committee memberships and other information about the committees of the Board of Directors.

Name	Independent Directors	Executive Committee	Audit Committee	Compensation Committee	Corporate Governance Committee
Jefferson W. Asher, Jr.	**		*	*
Merlin J. Augustine, Jr.	**			*	*
Richard E. Jaudes	**			*	*
Jean A. Mauldin	**		*		*
John A. McFarland		Chairman
Robert J. Messey	**		Chairman		*
Robert L. Proost	**	*			Chairman
R. L. Qualls	Presiding Director	*
Barry K. Rogstad	**		*	Chairman
Ronald E. Tucker
Meetings held during fiscal year 2010	4	8	12	5	4

*
Committee membership

**
Designates independence under the requirements of the NYSE

Board Leadership Structure.

        John A. McFarland serves as both the Chairman of the Board and the Chief Executive Officer. The Board believes that independent oversight of management is an important component of an effective Board of Directors. While the Board has no fixed policy with respect to the separation of the offices of the Chairman of the Board and the Chief Executive Officer, the independent Board members have determined that the most effective Board leadership structure for Baldor at the present time is for the Chief Executive Officer to also serve as the Chairman of the Board, a structure that has served Baldor well for many years. The independent Board members believe that because the Chief Executive Officer is ultimately responsible for the day-to-day operation of the Company and for executing the Company's strategy, and because the performance of the Company is an integral part of Board deliberations, Mr. McFarland is the Director best qualified to act as Chairman of the Board. The Board believes that this structure demonstrates to our employees, customers and stockholders strong leadership, with a single person having primary responsibility for managing the Company's operations. The Board, on an annual basis, will continue, as part of its review of corporate governance and succession planning, to evaluate the Board's leadership structure to ensure that it remains best suited for our Company and our stockholders.

Risk Oversight.

        Our Board of Directors has responsibility for the oversight of risk management. Our Board of Directors, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on the Company, and the steps we take to manage them. While the Board is ultimately responsible for risk oversight at our Company, our Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. In particular, the Audit Committee meets periodically with management in order to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures. The Corporate

Governance Committee focuses on the management of risks associated with Board organization, membership and structure, succession planning for our directors and executive officers, and corporate governance. Finally, the Compensation Committee and Corporate Governance Committee assist the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs.

CURRENT EXECUTIVE OFFICERS

        The current executive officers of Baldor, each of whom is elected for a term of one year or until his successor is elected and qualified, are listed in the table below (including, as of November 30, 2010, their age, their position and the year in which they started their service as officer of Baldor):

Name	Age	Position	Served as Officer Since
John A. McFarland	59	Chairman and Chief Executive Officer	1990
Ronald E. Tucker	53	President and Chief Operating Officer	1997
George E. Moschner	51	Chief Financial Officer and Secretary	2007
Randy L. Colip	51	Executive Vice President—Sales	1997
L. Edward Ralston	41	Executive Vice President	2005
Gene J. Hagedorn	63	Executive Vice President—Materials	1994
Ronald W. Thurman	56	Executive Vice President—Engineering	2005
Randal G. Waltman	61	Executive Vice President—Operations	1997
Randall P. Breaux	48	Vice President—Marketing	2001
Roger V. Bullock	60	Vice President—Drives Sales	2002
Bryant G. Dooly, Jr	48	Treasurer and Controller	2008
Jason W. Green	41	Vice President—Human Resources	2007
Jeffrey R. Hubert	57	Vice President—Generators	2010
Larry L. Johnston, Jr.	46	Vice President—Audit Services	2008
Tracy L. Long	44	Vice President—Investor Relations	2003
Thomas A. Mascari	59	Vice President—Drives	2007
Mark L. Shackelford	51	Vice President—Information Services	2007

        There are no direct family relationships among the directors or executive officers; however, Mr. Moschner is an uncle to the wife of Mr. Ralston. Except for the following, each of the executive officers has served as an officer or in a management capacity with Baldor for the last five years.

        George E. Moschner joined Baldor as the Company's Chief Financial Officer at the end of April 2007. Prior to joining Baldor, Mr. Moschner was an accountant with the firm of BKD, LLP for over 25 years, the last 10 years of which he was a partner.

        Jason W. Green joined Baldor in January 2007 as the Company's Director of Human Resources. Effective February 1, 2007, he became the Company's Vice President—Human Resources. Prior to joining Baldor, Mr. Green spent several years with Hallmark Cards, Inc. serving in various Human Resources assignments across the Company.

        Larry L. Johnston, Jr. joined Baldor as an Integration Specialist in mid-May 2007. Prior to joining Baldor, Mr. Johnston was an accountant with the firm of Ernst & Young LLP for seven years, the last five years of which he was a Senior Manager.

        Thomas A. Mascari joined Baldor as Vice President—Business Integration effective with Baldor's acquisition of Reliance on February 1, 2007. Prior to the acquisition, Mr. Mascari served in various executive and managerial positions with Rockwell Automation Power Systems and most recently as Vice President & General Manager of Reliance Electric Company.

        Jeffrey R. Hubert joined Baldor in November 2008 as General Manager of Generators. Effective January 1, 2010, he became the Company's Vice President—Generators. Prior to joining Baldor, Mr. Hubert was Executive Vice President of Sales and Marketing with KMC Stamping, and he has more than 20 years of experience in industrial sales and manufacturing.

 SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information as of November 26, 2010 (with the exception of GAMCO Investors, Inc., which is set forth as of December 2, 2010), regarding all persons known to Baldor to be the beneficial owners of more than five percent of the Shares. The table also includes security ownership for each director of Baldor, each of the executive officers named in the Summary Compensation Table (the "Named Executive Officers"), and all executive officers and directors as a group. The business address of each of the directors and Named Executive Officers listed below is c/o Baldor Electric Company; 5711 R.S. Boreham, Jr. St.; Forth Smith, Arkansas 72901.

Name	Amount and Nature of Beneficial Ownership		Percent of Class(1)
The Baldor Electric Company	2,984,646	(2)	6.3%
Employees' Profit Sharing and Savings Plan P.O. Box 2400 Fort Smith, Arkansas 72902
BlackRock, Inc.	3,316,481	(3)	7.0%
40 East 52nd Street New York, New York 10022
GAMCO Investors, Inc.	2,414,900	(4)	5.1%
One Corporate Center Rye, New York 10580-1435
John A. McFarland	486,137	(5)	1.0%
R. L. Qualls	198,871	(6)	*
Ronald E. Tucker	165,324	(7)	*
Jefferson W. Asher, Jr.	121,396	(8)	*
Robert J. Messey	74,832	(9)	*
Barry K. Rogstad	62,720	(10)	*
Robert L. Proost	61,734	(11)	*
Richard E. Jaudes	61,547	(12)	*
Merlin J. Augustine, Jr.	60,404	(13)	*
Randy L. Colip	60,106	(14)	*
L. Edward Ralston	55,996	(15)	*
George E. Moschner	41,604	(16)	*
Jean A. Mauldin	28,240	(17)	*
All executive officers and directors as a group (25 persons)	2,124,653	(18)	4.3%

*
Less than 1%

(1)
Percentage is calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act. The numerator consists of the number of Shares owned by each individual (including "options" defined on this page to include Shares issuable upon exercise of stock options and stock units. The denominator consists of all issued and outstanding Shares plus those Shares that are issuable upon the exercise of stock options and stock units for that individual or group of individuals.

(2)
Based on correspondence dated December 3, 2010, received from the trustee of The Profit Sharing and Savings Plan, Participants in such Plan have sole voting and shared investment power over 2,984,646 Shares.

(3)
Based on the Schedule 13G filed with the SEC dated January 29, 2010; sole voting power over 3,316,481 Shares and sole dispositive power over 3,316,481 Shares.

(4)
According to the Schedule 13D filed on December 2, 2010, such Schedule 13D has been filed by Mario J. Gabelli ("Mario Gabelli") and various entities that he directly or indirectly controls or for which he acts as chief investment officer. The Schedule 13D indicates that Mario Gabelli is deemed to have beneficial ownership of the Shares owned beneficially by each of the filing persons. Each of the Reporting Persons and Covered Persons (both as defined in the Schedule 13D) has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except as noted in the Schedule 13D.

(5)
Sole voting and investment power over 117,381 Shares; shared voting and investment power over 85,510 Shares; sole voting and shared investment power over 44,593 Shares in The Profit Sharing and Savings Plan; includes options to purchase 232,663 Shares and distributable awards of 5,990 Shares.

(6)
Sole voting and investment power over 171,766 Shares; shared voting and investment power over 9,510 Shares; includes options to purchase 15,840 Shares and distributable awards of 1,755 Shares.

(7)
Sole voting and investment power over 23,575 Shares; sole voting and shared investment power over 2,200 Shares in The Profit Sharing and Savings Plan; includes options to purchase 136,018 Shares and distributable awards of 3,531 Shares.

(8)
Sole voting and investment power over 90,001 Shares; includes options to purchase 29,640 Shares and distributable awards of 1,755 Shares.

(9)
Sole voting and investment power over 362 Shares; shared voting and investment power over 67,435 Shares; includes options to purchase 5,280 Shares and distributable awards of 1,755 Shares.

(10)
Shared voting and investment power over 24,845 Shares; includes options to purchase 36,120 Shares and distributable awards of 1,755 Shares.

(11)
Sole voting and investment power over 12,555 Shares; shared voting and investment power over 42,144 Shares; includes options to purchase 5,280 Shares and distributable awards of 1,755 Shares.

(12)
Sole voting and investment power over 8,552 Shares; includes options to purchase 51,240 Shares and distributable awards of 1,755 Shares.

(13)
Shared voting and investment power over 16,049 Shares; includes options to purchase 42,600 Shares and distributable awards of 1,755 Shares.

(14)
Shared voting and investment power over 15,402 Shares, including 2,400 Shares pledged against a line of credit at Arvest Asset Management; sole voting and shared investment power over 9,104 Shares in The Profit Sharing and Savings Plan; includes options to purchase 33,646 Shares and distributable awards of 1,954 Shares.

(15)
Shared voting and investment power over 3,989 Shares; sole voting and shared investment power over 174 Shares in The Profit Sharing and Savings Plan; includes options to purchase 49,879 Shares and distributable awards of 1,954 Shares.

(16)
Shared voting and investment power over 5,354 Shares; includes options to purchase 34,043 Shares and distributable awards of 2,207 Shares.

(17)
Sole voting and investment power over 5,365 Shares; includes options to purchase 21,120 Shares and distributable awards of 1,755 Shares.

(18)
Sole voting and investment power over 466,283 Shares; shared voting and investment power over 426,460 Shares; sole voting and shared investment power over 96,261 Shares in The Profit Sharing and Savings Plan; includes options to purchase 1,091,156 Shares and distributable awards of 51,783 Shares.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Analysis of Executive Compensation and Philosophy

        The Compensation Committee of the Board of Directors is responsible for establishing and overseeing the Company's compensation policy. It is fully responsible for the determination of the compensation levels of the Chairman and Chief Executive Officer (CEO), the President and Chief Operating Officer (COO), and the Chief Financial Officer (CFO) and Secretary, and approval of all executive compensation, including the Named Executive Officers. The guiding principle of the Committee is the belief that executive compensation based on increased performance and productivity is key to the success of Baldor and the growth in stockholder value.

        The Baldor executive compensation program is designed to align executive incentives with the achievement of Company goals and objectives. It is based on the premise that Baldor is only successful if all individuals work as a team to meet the expectations of customers and stockholders. To that end, the elements of compensation for the Named Executive Officers are identical to those for other executive officers. The Compensation Committee has designed the Company's executive compensation program to ensure that total compensation paid to executive officers, including the Named Executive Officers, is fair internally, competitive externally, and offers performance motivation.

        The Baldor executive compensation program includes both cash and stock-based compensation. Actual levels of total compensation in any given year are a function of the achievement of Company goals. Equity compensation awarded in fiscal year 2009 consisted of stock options having vesting periods that ensure long term alignment of management and stockholders' interests. Also awarded in fiscal year 2009 were stock units, which were awarded based on 2008 Company performance.

        Throughout this discussion, the individuals who served during fiscal year 2009 as the Company's Principal Executive Officer and Principal Financial Officer, as well as the other individuals included in the Compensation Tables included herein under the caption "Executive Compensation—Compensation Discussion and Analysis" are referred to as the Named Executive Officers.

Process for Setting Total Executive Compensation

        Executive compensation is approved by the Board of Directors and is based on performance targets established in the annual business plan. Performance targets set on a Company-wide basis emphasize achieving specific revenue and earnings goals, relations with customers and suppliers, and recruiting and retaining the necessary talent for the organization. Performance targets set at the individual level are based on the particular position and level of responsibility, but in all cases highlight the importance of personal and group contributions to Company productivity improvement.

        In evaluating the executives' performance and in order to ensure that the executive compensation packages are competitive, the Compensation Committee reviews independent salary survey data from the Towers Watson Data Services Compensation Survey (formerly known as the Watson-Wyatt Data Services Compensation Survey), which outlines compensation practices for a peer group of companies. Although Baldor does have peer companies that participate in the Towers Watson survey, we do not identify or measure to specific peer group companies because their individual compensation data is not disclosed in the survey. However, the Compensation Committee narrowed its review to manufacturing companies with sales volume in the $2 billion range (the "Company Peer Group"). This group is comprised of approximately 100 companies.

        Using this data, total compensation for Baldor executive officers can be compared with persons holding similar positions at companies in the Company Peer Group. For the CEO position and the positions of the other Named Executive Officers, there were approximately 100 companies represented in the comparative survey data.

        In general, the Compensation Committee seeks to establish total compensation for Baldor executive officers that is slightly above the median for the Company Peer Group. The Compensation Committee reviews survey data on salary, bonus and equity compensation by executive level which is used by Baldor in reviewing both equity and non-equity components of Company compensation. The Compensation Committee also reviews the mix of our compensation components with respect to fixed versus variable and short versus long-term pay. The Committee then compares the mix to the survey data for persons holding similar positions at companies in the Company Peer Group.

        As part of its oversight function, the Compensation Committee reviews the status of Company officers, particularly the Named Executive Officers, their positions and compensation on a quarterly basis. In addition, the non-employee Directors discuss the ongoing effectiveness of the goals set for executives in the context of monitoring progress towards achieving overall Company objectives. They also meet with the CEO to discuss overall executive team capabilities and capacity as well as individual performance.

        Baldor does not engage or pay any external compensation consultants to provide advice or information to the Board of Directors or Compensation Committee regarding executive compensation.

Setting Total Executive Compensation

        Proposed compensation for all but the CEO, the COO, and the CFO is initiated by the CEO. He evaluates the performance of the other executive officers in terms of their individual performance and contribution to achieving Company objectives in the context of the Towers Watson survey data. The CEO then seeks the advice and counsel of the Executive Committee of the Board (whose membership also includes two independent Directors). The Executive Committee also reviews the Towers Watson survey data for the CEO, COO, and CFO positions. The results of these discussions and the CEO's recommendations are presented to the Compensation Committee. The Compensation Committee meets with the CEO and discusses his recommendation for the COO and CFO. The Chair of the Compensation Committee ensures the performance of the CEO is assessed for the previous year and establishes future compensation considerations. The actual evaluation is conducted by the two independent Directors of the Executive Committee.

        The Compensation Committee examines all recommendations within the established framework as described. It sets the compensation for the CEO, COO, and CFO and also sets the compensation for the other Named Executive Officers, generally following the recommendations of the CEO. The Committee also approves the recommendations for other executive salaries. The Compensation Committee submits these decisions to the Board of Directors for their review and approval.

Executive Compensation Components

        For 2009, the components of compensation for Baldor executive officers, including Named Executive Officers were:

Component	Purpose
Salary	Fixed component of pay intended to compensate the individual fairly and competitively and to recognize individual performance.
Non-equity incentive plan compensation	Variable component of pay intended to motivate and reward achieving the Company's short-term/annual goals and objectives, while linking pay to Company performance.

Component	Purpose
Long-term incentive compensation	Variable component of pay intended to motivate and reward achieving the Company's long-term goals and objectives, while linking pay to Company performance.
Standard benefits
Standard benefits (health and dental insurance, accidental death insurance, disability, vacation, 401(k) matching contributions and profit-sharing participation) designed to assist employees in providing for their own financial security in a manner that recognizes individual needs and preferences.
Supplemental benefits
Supplemental benefits, which are limited to a death benefit and a non-qualified deferred compensation plan which the Company does not contribute to, are intended to provide a competitively attractive compensation package to secure and retain experienced executive officers.

        While the Compensation Committee reviews each of these component elements, the Committee's decisions regarding a particular element are not necessarily impacted by other elements, except that the number of equity awards under our long-term incentive program are tied to the executive's prior year total cash compensation. The individual components, primarily the fixed and variable components, are however, competitive externally and targeted to be slightly above the median for the Company Peer Group.

        These components of the executives' total compensation program are discussed more fully below.

Salary

        The Company pays Named Executive Officers to compensate them for services provided during the year. In considering each executive officer's salary, the Compensation Committee evaluates each individual's personal performance, including initiatives and achievements during the past year, and that individual's future potential, as well as how the executive has contributed to Baldor's performance generally. Of particular importance, emphasis is placed on manager productivity, which leads to an overall efficient management structure for the Company. Salaries are set to be competitive externally and fair internally.

        Salary comparisons are made with companies in the Company Peer Group using Towers Watson survey compensation data. The Company Peer Group selected for this comparison is manufacturing companies with sales volume in the $2 billion range. Company Peer Group comparisons are undertaken for each executive position. Salaries for Baldor executive officers are targeted to be slightly above the median for the Company Peer Group. The Compensation Committee believes this appropriately reflects the effectiveness of the management team, as well as the employment tenure of Baldor's executive officers.

        For fiscal year 2009, no base salary increases were given to the Named Executive Officers and their salaries have not increased since January 2008 due to economic and business uncertainty.

Non-equity incentive plan compensation

        The non-equity incentive plan component of compensation is a cash payment designed to link executive pay to the Company's performance. The amount awarded to the executives under this component is determined based on goal(s) that the Compensation Committee believes enhance stockholder value. These amounts are earned by the executive officers (including the Named Executive Officers) and other key management personnel based upon the achievement of "target" and "stretch"

goals. For 2009, the Plan was temporarily changed to include only net earnings, rather than net sales and net earnings due to economic and business uncertainty. This allowed executive officers to focus on internal productivity and cost savings that will be beneficial in the current year and if maintained, will have long term benefits. These goals, "target" and "stretch", are set by the Board of Directors in conjunction with their review of the annual business plan and communicated to the Named Executive Officers. The Board also reviews goals annually to determine if any changes are needed to ensure that an appropriate relationship exists between executive pay and the creation of stockholder value. It is important to note that these goals serve to reinforce the need for management to work together as a team.

        Non-equity incentive compensation amounts are determined as a percentage of each participating person's base salary. For 2009, one hundred percent (100%) of the amount to be earned is based on achieving a pre-set net earnings goal. If the "target" goal for the net earnings component is met, a non-equity incentive compensation amount of 10% (of base salary) is earned. If the "target" goal is not met, the non-equity incentive compensation amount is not earned. If net earnings exceed the "target" goal, the non-equity incentive compensation amount will be increased up to another 10% paid on a straight-line basis until the "stretch" goal is reached. If the "stretch" goal is exceeded, the additional non-equity incentive compensation amount to be paid will continue to be calculated on the same straight-line pro-rata basis as used for the "stretch" goal amount.

        The non-equity incentive compensation is "at risk" compensation to each of the officers in that the ability to achieve the "target" goals is challenging and not guaranteed. Substantial effort and management teamwork is essential in reaching the "target" and even more so in reaching the "stretch" goals. For 2009, the minimum "target" level for net earnings was not achieved; therefore, the officers did not receive any non-equity compensation.

Long-term incentive compensation

        The Company believes that ownership of Company stock ensures that all employees, and particularly the Company's executive officers, have a continuing stake in the long-term success of the Company and encourages all employees to contribute to its success. As a result, effective February 2006, the Compensation Committee approved stock ownership guidelines for its directors, officers, and key management personnel in order to align these individuals with a long-term interest in the success of the Company. "Stock ownership" under these guidelines is defined to include stock owned directly, stock owned indirectly through retirement type funds such as the Company's 401(k) and Profit Sharing Plan, stock owned indirectly by a spouse and minor children, unvested stock units, and stock units vested, but deferred under the Company's deferred compensation plan.

        The guidelines adopted by the Compensation Committee recommend that the individuals serving in the positions of CEO, COO, CFO, Executive Vice-Presidents, and Directors own Company stock equal in value to at least two times the value of their prior year cash compensation. All other executive officers are recommended to own one and one-half times the value of their prior year cash compensation. Other key management personnel are recommended to own one times the value of their prior year cash compensation. The Compensation Committee has also established milestone guidelines that are used to monitor progress toward achieving the ownership recommendations. These guidelines drive ownership in the Company which the Compensation Committee believes reduces potential risk associated with compensation plans and increases the vested interest in the long-term success of the Company.

        To facilitate compliance with these guidelines, the Company provides long-term incentive compensation to its executive officers in the form of stock options and, as permitted in the guidelines, stock units. Any stock options granted and/or stock units awarded under this component of compensation are made under the Baldor Electric Company 2006 Equity Incentive Plan approved by stockholders.

  (i)
  Stock Options.    Incentive stock options ("ISOs") and non-qualified stock options ("NQSOs") may be granted to executive officers and other key management annually. In analyzing the size of stock options granted to the executive officers, the Compensation Committee reviews independent salary survey data regarding stock option grants to executive officers by the Company Peer Group.

    The number of Shares underlying any options granted may be based upon a formula related to the previous year's total cash compensation. Certain Executive Officers (executive officers holding the titles of Chairman, CEO, President, COO, CFO, or Executive Vice President) may be granted approximately 33 options per $1,000 of the individual's cash compensation from the previous year. Other officers, as a group, may be individually granted approximately 28 options per $1,000 of the group's average cash compensation from the previous year.

    Options granted under this component of compensation have a ten year life, are granted with an exercise price equal to the NYSE composite closing price for Baldor stock on the day before the grant date, and are 100% exercisable after one year from date of grant. Accordingly, those stock options will have value only if the market price of Baldor stock increases after that date.

  (ii)
  Stock Units.    Stock units may be awarded to executive officers and other key management normally in the year following a year in which a "target" goal was met. The number of stock units granted is based upon a formula related to the previous year's total cash compensation. Certain Executive Officers (executive officers holding the titles of Chairman, CEO, President, COO, CFO, or Executive Vice President) are granted approximately 6 stock units per $1,000 of the individual's cash compensation from the previous year. Other officers, as a group, are individually granted approximately 5 stock units per $1,000 of the group's average cash compensation from the previous year. The stock units normally vest after two years from the date of award. If the individual is not an employee at the time of vesting, the stock units are forfeited. Stock units are a pure retentive feature to provide continuity through business cycles and will increase in value only if the market price of Baldor stock increases.

    As noted earlier, the non-equity incentive compensation, which affects stock unit awards, is "at risk" compensation to each of the officers in that the ability to achieve the "target" goals is challenging and not guaranteed, because substantial effort and management teamwork is essential in reaching those goals.

Certain benefits

Standard Package.

        As with all other Baldor employees, the executives are eligible for the same health and dental insurance, accidental death insurance, disability, vacation, 401(k) matching contributions and profit-sharing participation (subject to IRS restrictions) and other similar benefits offered by the Company. The Company's benefits package generally is designed to assist employees in providing for their own financial security in a manner that recognizes individual needs and preferences.

Supplemental Executive Benefits.

        In order to provide a competitively attractive package to secure and retain experienced executive officers, the Company supplements the standard benefit packages offered to all employees with appropriate executive benefits as listed below.

  (i)
  Death Benefit Payment.    The Company offers to the executive officers a death benefit payment equal to two times the previous year's salary and bonus, plus an amount equal to the tax benefit the Company would receive if it paid those amounts as salary and bonus to the executive officers, should they die while employed by Baldor. While no funds have been set aside to fund this promised benefit, the Company has purchased corporate owned life insurance to offset this liability.

  (ii)
  Non-Qualified Deferred Compensation.    A Non-Qualified Deferred Compensation Plan exists for any Baldor employee the IRS defines as "highly compensated", many of whom are the Company's executive officers. Under the IRS rules, the amount they can contribute to the 401(k) plan on a tax deferred basis is limited, so the Non-Qualified Deferred Compensation Plan allows such individuals to make further retirement contributions. Any amounts contributed are made strictly by the employee, and Baldor makes no matching contributions.

  (iii)
  Perquisites.    The Company does not offer management any personal benefits.

  (iv)
  Change of Control Arrangements.    Pursuant to agreements under the Baldor Electric Company 2006 Equity Incentive Plan, all outstanding stock units held by any employee, including the Named Executive Officers, will fully vest and be free of any restrictions without any further act by Baldor or the Named Executive Officer in the event of a "Change of Control" as defined in those agreements. All outstanding stock units and stock options will fully vest in connection with the Merger.

        Other than distributions from the Non-Qualified Deferred Compensation Plan in accordance with the terms of the Plan, none of these supplemental benefits continue for the executive after retirement or termination.

Additional Information About Stock Options

        The grant date, with respect to any options granted to a Named Executive Officer, is generally the date the Compensation Committee determines to grant such options. Grants to executive officers and other key management are normally made at the first Compensation Committee meeting of the year held near the time of the first Board of Director's meeting of the year, the dates for which are established more than six months in advance. As such, there may be times when the Compensation Committee may grant options when the Board or Compensation Committee is in possession of material non-public information. The Company has not adopted any policy with respect to coordinating option grant dates with the release of material non-public information. The Compensation Committee typically does not take such information into account when determining whether, when, and in what amount to make option grants.

        As a matter of policy, and in accordance with the terms of the Baldor Electric Company 2006 Equity Incentive Plan, as amended, the Company does not re-price any options previously granted.

Trading of Baldor Stock

        The Company's officers and directors may not purchase or sell options, nor engage in short sales with respect to Baldor stock. Officers and directors are also not allowed to trade in puts, calls, straddles, equity swaps or other derivative securities that are directly linked to Baldor stock. The Company also has an Insider Trading Policy which provides prohibitions and guidelines to the Company's directors, officers, and other employees with respect to purchasing and selling Company securities or derivatives and the timing of such transactions.

Tax Deductibility of Pay

        Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"), places a limit of $1,000,000 on the amount of compensation that Baldor may deduct in any one year with respect to each of the Named Executive Officers, subject to certain exceptions. For 2009 compensation, the Compensation Committee adopted a policy requiring all compensation to be deductible and therefore the Compensation Committee structured compensation arrangements in a manner so as to avoid the deduction limitations imposed by Section 162(m). However, the Compensation Committee believes that it is important and necessary that it retains the right and flexibility to provide and revise compensation arrangements, such as base salary and cash bonus incentive opportunities, that may not qualify under Section 162(m) if, in the Compensation Committee's view, such arrangements are in our best interests and the best interests of our stockholders.

SUMMARY COMPENSATION TABLE FOR NAMED EXECUTIVE OFFICERS

        The following tables set forth certain information regarding compensation paid or earned by each of the Named Executive Officers for fiscal year 2009. The Company has not entered into any employment agreements with any of the Named Executive Officers.

Summary Compensation Table for Fiscal Year 2009

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	Change In Pension Value and Non- Qualified Deferred Compensation Earnings(4)	All Other Compensation (5)	Total
		($)	($)	($)	($)	($)	($)	($)	($)
John A. McFarland Chairman and Chief Executive Officer	2009 2008 2007	950,000 950,000 775,000	— — —	67,268 159,319 221,165	84,347 210,970 373,811	0 48,450 198,090	6,540 (5,587 786)	31,384 34,676 36,726	1,139,539 1,397,828 1,605,578
Ronald E. Tucker President and Chief Operating Officer	2009 2008 2007	560,000 560,000 500,000	— — —	39,653 102,774 128,499	49,721 136,111 201,396	0 28,560 127,800	40,908 (43,386 2,985)	50,390 40,540 38,087	740,672 824,599 998,767
George E. Moschner(6) Chief Financial Officer and Secretary	2009 2008 2007	350,000 350,000 201,136	— — —	24,785 45,465 60,615	31,076 60,228 95,165	0 17,850 76,680	5,076 (238 N/A )	18,115 31,262 13,259	429,052 504,567 446,855
L. Edward Ralston Executive Vice President	2009 2008 2007	310,000 310,000 276,667	— — —	21,943 57,009 52,571	27,523 75,496 83,869	0 15,810 71,568	16,316 (21,525 1,170)	20,673 31,669 37,249	396,455 468,459 523,094
Randy L. Colip Executive Vice President—Sales	2009 2008 2007	310,000 310,000 269,000	— — —	21,943 55,344 52,571	27,523 73,282 83,869	0 15,810 69,012	N/A N/A N/A	21,692 22,408 24,516	381,158 476,844 498,968

(1)
The amounts shown reflect the aggregate grant date fair value. Assumptions used in the calculation of these amounts are discussed in the Notes to Consolidated Financial Statements for fiscal-year 2009 included in the Form 10-K filed on March 3, 2010.

(2)
The amounts shown reflect the aggregate grant date fair value. Assumptions used in the calculation of these amounts are discussed in the Notes to Consolidated Financial Statements for fiscal-year 2009 included in the Form 10-K filed on March 3, 2010.

(3)
Reflects amounts paid to each Named Executive Officer under the Baldor Electric Company Bonus Plan for Officers effective for fiscal year 2009.

(4)
The Company has no Pension Plan for executive officers; therefore, the amounts in this column reflect the earnings and change in market value of the mutual fund investment choices (selected and funded by the Named Executive Officer) offered within the Company's Non-Qualified Deferred Compensation Plan only.

(5)
For fiscal year 2009, the amounts in this column represent Baldor contributions and payments made as follows:

	Contributions to the Profit Sharing Plan	Contributions to the 401(k) Savings	Death Benefit Premium(a)	Other
	($)	($)	($)	($)
John A. McFarland	7,526	3,450	20,408	0
Ronald E. Tucker	7,526	2,164	40,700	0
George E. Moschner	5,018	1,225	11,872	0
L. Edward Ralston	7,526	2,338	10,809	0
Randy L. Colip	7,526	3,675	10,491	0

  (a)
  The Company offers to its executive officers a death benefit payment equal to two times the previous year's salary and bonus should they die while employed. While no funds have been set aside to fund this promised benefit, the Company has purchased corporate owned life insurance to offset this liability. The amount in this column represents the premium paid with respect to such insurance.

  (b)
  Mr. Moschner joined the Company as Chief Financial Officer in April 2007.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2009

								All Other Stock Awards: Number of Shares of Stock or Units (2)	All Other Option Awards: Number of Securities Underlying Options (3)
											Grant date fair value of stock and option awards (4)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards
										Exercise or Base Price of Option Awards
	Grant Date
Name		Threshold	Target	Maximum	Threshold	Target	Maximum
		($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)
John A. McFarland		N/A	95,000	190,000
	02/22/09				N/A	N/A	N/A	5,990			67,268
	02/22/09				N/A	N/A	N/A		7,955	12.57	20,365
	02/22/09				N/A	N/A	N/A		24,993	12.57	63,982
Ronald E. Tucker		N/A	56,000	112,000
	02/22/09				N/A	N/A	N/A	3,531			39,653
	02/22/09				N/A	N/A	N/A		7,955	12.57	20,365
	02/22/09				N/A	N/A	N/A		11,467	12.57	29,356
George E. Moschner		N/A	35,000	70,000
	02/22/09				N/A	N/A	N/A	2,207			24,785
	02/22/09				N/A	N/A	N/A		7,955	12.57	20,365
	02/22/09				N/A	N/A	N/A		4,184	12.57	10,711
L. Edward Ralston		N/A	31,000	62,000
	02/22/09				N/A	N/A	N/A	1,954			21,943
	02/22/09				N/A	N/A	N/A		7,955	12.57	20,365
	02/22/09				N/A	N/A	N/A		2,796	12.57	7,158
Randy L. Colip		N/A	31,000	62,000
	02/22/09				N/A	N/A	N/A	1,954			21,943
	02/22/09				N/A	N/A	N/A		7,955	12.57	20,365
	02/22/09				N/A	N/A	N/A		2,796	12.57	7,158

(1)
Represents the estimated future payouts under the Baldor Electric Company Bonus Plan for Officers adopted on December 22, 2008. The amounts shown in the "Maximum" column represented potential amounts to be earned if the "stretch" goal had been met for 2009, and could have been greater if the "stretch" goal had been exceeded. As shown in the Summary Compensation Table, no amounts were earned since the performance goals were not met for fiscal year 2009. Additional information relating to these amounts is discussed in the narrative discussion following this table and in the Compensation Discussion and Analysis.

(2)
Represents stock units awarded. These stock units vest two years from the date of grant.

(3)
Represents ISOs and NQSOs to purchase Shares. The options were granted at the composite closing price of the Shares on the day before the date of grant, are 100% exercisable one year from the date of grant, and expire in ten years.

(4)
Represents the aggregate FAS 123R grant date fair value of all awards made during fiscal year 2009 as discussed in the Notes to Consolidated Financial Statements.

Narrative for Summary Compensation Table and Grants of Plan-Based Awards Table

Salary.

        There are no policy differences with respect to the compensation of individual Named Executive Officers even though the level of compensation may differ based on scope of responsibilities and performance. The difference in compensation between the CEO and the other Named Executive Officers is primarily due to experience, length of service and the CEO having significantly greater responsibilities for management and oversight of a diversified, global enterprise and the corresponding market factors reflecting this difference.

Non-Equity Incentive Plan Awards.

        As previously discussed in the Compensation Discussion and Analysis, annual cash incentive rewards can be earned by Named Executive Officers under a Bonus Plan for Officers. These amounts are earned by the executive officers (including the Named Executive Officers) and other key management personnel based upon achieving "target" and "stretch" goals. For 2009, the Plan was temporarily changed to include only net earnings, rather than net sales and net earnings, so one hundred percent (100%) of the bonus earned is based on achieving a pre-set net earnings goal. The temporary change was due to economic and business uncertainty and allowed executive officers to focus on internal productivity and cost savings that will be beneficial in the current year and if maintained, will have long term benefits. Awards are determined as a percentage of each person's base salary.

        If the "target" goal for net earnings is met, a bonus of 10% of base salary is earned. If the "target" goal is not met, the bonus is not earned. For net earnings that exceed the "target" goal, the bonus will be increased up to another 10% of base salary paid on a straight-line pro-rata basis until the "stretch" goal is reached. If the "stretch" goal is exceeded, the Named Executive Officers can earn an additional amount of bonus based on the amount by which the stretch goal was exceeded. This additional amount of bonus will be equal to a percentage of base salary calculated on the same straight-line pro-rata basis as was used in calculating the percentage applicable between the "target" and "stretch" goals.

        The amounts reflected in the Grants of Plan-Based Awards table contemplate a "target" of 10% of base salary assuming that the goal is met. The "target" amounts are calculated based on the assumption that the "target" goal is met exactly and the full 10% of base salary attributed to the goal is earned, but no "stretch" goal is met. For 2009, the minimum "target" level for net earnings was not achieved; therefore, the officers did not receive any non-equity compensation.

Stock Options and Stock Units.

        The Company provides long-term incentive compensation to its Named Executive Officers in the form of stock options and stock units awarded from the Baldor Electric Company 2006 Equity Incentive Plan. Stock units may be awarded to Named Executive Officers only in the year following a year in which a "target" goal was met. However, awards of stock units have been reported in the Grants of Plan-Based Awards table as stock unit awards and not as equity incentive plan awards in the year in which those units are granted, because whether or not a "target" goal was met for the prior fiscal year, has already been determined.

Change of Control and Termination of Employment

        The following tables quantify the amount of compensation which would have been received if a change of control or termination occurred as of January 2, 2010, the last day of the Company's fiscal year end. In the case of acceleration of unvested stock units, the amount shown is based upon the closing price of $28.09 per Share as of January 2, 2010 and for stock options, the value is reduced by the exercise price. The disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the Named Executive Officers, which would only be known at the time that they become eligible for payment.

Change of Control.

        As described in "Change of Control Arrangements" in the Compensation Discussion and Analysis section, agreements issued under the Baldor Electric Company 2006 Equity Incentive Plan provide that any outstanding stock units held by any employee, including a Named Executive Officer, will fully vest and be free of any restrictions without any further act by the Company or the Named Executive Officer in the event of a "Change of Control" as defined in those agreements.

        If a change of control of the Company had occurred on January 2, 2010, the last day of the Company's fiscal year 2009, then the number of unvested outstanding stock units which would have vested for each of the Named Executive Officers is as follows:

	Unvested Stock Units	Estimated Value upon Change in Control
John A. McFarland	15,901	$446,659
Ronald E. Tucker	9,333	$262,164
George E. Moschner	3,873	$108,793
L. Edward Ralston	4,314	$121,180
Randy L. Colip	4,796	$134,720

Termination of Employment.

        Agreements issued under the 2006 Equity Incentive Plan with respect to awards of stock units also provide that the stock units discussed above will become fully vested when an employee, including a Named Executive Officer, dies or terminates employment on account of his permanent disability or retirement, as those terms are defined in the agreement.

        Agreements under that Plan issued with respect to incentive and NQSOs provide that all options vest and become exercisable for a period of three months following the date of termination of employment due to disability. If an employee dies while employed by the Company, or dies within three months after termination of his employment, the options vest and may be exercised at any time by the employees' heirs or representatives within 12 months after death. Regardless of the termination reason, in no case will the options be exercisable past the original expiration date of the agreement. These provisions apply to any employee who receives options, including Named Executive Officers. The total stock options held by Named Executive Officers that were not fully vested as of fiscal year-end 2009, are listed below:

	Unvested Stock Options	Estimated Value upon Termination
John A. McFarland	32,948	$511,353
Ronald E. Tucker	19,422	$301,429
George E. Moschner	12,139	$188,397
L. Edward Ralston	10,751	$166,856
Randy L. Colip	10,751	$166,856

        The Company offers to the Named Executive Officers a death benefit payment equal to two times the previous year's salary and bonus, plus an amount equal to the tax benefit the Company would receive if it paid those amounts as salary and bonus to the Named Executive Officers. These benefits are provided under written agreements between the Company and the Named Executive Officers and payable if the Named Executive Officers should die while employed. While no funds have been set aside to fund this promised benefit, the Company has purchased corporate owned life insurance to offset this liability. As of fiscal year-end 2009, amounts payable to each Named Executive Officer in the event of death were as follows:

John A. McFarland	$3,413,093
Ronald E. Tucker	$1,852,771
George E. Moschner	$1,157,982
L. Edward Ralston	$1,025,641
Randy L. Colip	$1,025,641

        Other than distributions from the Non-Qualified Deferred Compensation Plan in accordance with the terms of the Plan, none of the Company's supplemental benefits continue for a Named Executive Officer after retirement or other termination of employment. Distributions from the Non-Qualified Deferred Compensation Plan are discussed above with respect to the Non-Qualified Deferred Compensation Table.

Option Exercises and Stock Vested in Fiscal Year 2009

Name	Number of Shares Acquired on Exercise	(1) Value Realized On Exercise	Number of Shares Acquired on Vesting	(1) Value Realized on Vesting
	(#)	($)	(#)	($)
John A. McFarland	—	N/A	5,814	74,884
Ronald E. Tucker	4,200	46,610	3,378	43,509
	1,800	19,976
George E. Moschner	—	N/A	1,382	29,575
L. Edward Ralston	700	9,154	1,382	17,800
Randy L. Colip	—	N/A	1,382	17,800

(1)
Represents the difference between the option exercise price and the composite closing price of the Shares on the date of exercise multiplied by the number of Shares acquired upon exercise. The numbers shown reflect the value of options accumulated over a ten-year period. No amounts were deferred upon exercise.

Outstanding Equity Awards at Fiscal Year-End 2009

	Option Awards						Stock Awards
			Equity Incentive Plan Awards:						Equity Incentive Plan Awards:	Equity Incentive Plan Awards:
Name	Number of Securities Underlying Options Exercisable	Number of Securities Underlying Options Unexercisable	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date		(1) Number of Shares or Units of Stock That Have Not Vested	(2) Market Value of Shares or Units of Stock That Have Not Vested	Number of Unearned Shares, Units or Other Rights That Have Not Vested	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested
	(#)	(#)	(#)	($)			(#)	($)	(#)	($)
John A. McFarland
	Incentive
	4,683		—	21.35	2/4/2011
	4,662		—	21.45	2/9/2012
	5,224		—	19.14	2/2/2013
	4,170		—	23.98	2/8/2014
	3,623		—	27.60	2/6/2015
	2,951		—	33.88	4/21/2016
	2,543		—	39.31	2/25/2017
	3,494		—	28.62	2/24/2018
		7,955	—	12.57	2/22/2019
	Non-qualified
	15,317		—	21.35	2/4/2011
	15,338		—	21.45	2/9/2012
	6,000		—	21.45	2/9/2012
	14,776		—	19.14	2/2/2013
	6,000		—	19.14	2/2/2013
	21,830		—	23.98	2/8/2014
	11,377		—	27.60	2/6/2015
	15,000		—	27.60	2/6/2015
	22,624		—	33.88	4/21/2016
	29,434		—	39.31	2/25/2017
	28,617		—	28.62	2/24/2018
		24,993	—	12.57	2/22/2019
							Units
					(a	)	4,073	114,411	—	N/A
					(b	)	5,838	163,989	—	N/A
					(c	)	5,990	168,259	—	N/A

(1)
The vesting dates of the unvested awards are: (a) 2/6/2010, (b) 02/24/2010, (c) 2/22/2011.

(2)
Represents the $28.09 composite closing price of the Shares as reported by the NYSE on December 31, 2009, the last trading day of fiscal year 2009, multiplied by the number of units that have not vested.

Outstanding Equity Awards at Fiscal Year-End 2009 (continued)

	Option Awards						Stock Awards
			Equity Incentive Plan Awards:						Equity Incentive Plan Awards:	Equity Incentive Plan Awards:
Name	Number of Securities Underlying Options Exercisable	Number of Securities Underlying Options Unexercisable	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date		(1) Number of Shares or Units of Stock That Have Not Vested	(2) Market Value of Shares or Units of Stock That Have Not Vested	Number of Unearned Shares, Units or Other Rights That Have Not Vested	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested
	(#)	(#)	(#)	($)			(#)	($)	(#)	($)
Ronald E. Tucker
	Incentive
	4,683		—	21.35	2/4/2011
	4,662		—	21.45	2/9/2012
	5,224		—	19.14	2/2/2013
	4,170		—	23.98	2/8/2014
	3,623		—	27.60	2/6/2015
	2,951		—	33.88	4/21/2016
	2,543		—	39.31	2/25/2017
	3,494		—	28.62	2/24/2018
		7,955	—	12.57	2/22/2019
	Non-qualified
	1,800		—	17.06	2/6/2010
	1,317		—	21.35	2/4/2011
	1,800		—	21.35	2/4/2011
	1,338		—	21.45	2/9/2012
	1,800		—	21.45	2/9/2012
	5,776		—	19.14	2/2/2013
	3,300		—	19.14	2/2/2013
	10,130		—	23.98	2/8/2014
	7,500		—	27.60	2/6/2015
	3,877		—	27.60	2/6/2015
	11,899		—	33.88	4/21/2016
	16,036		—	39.31	2/25/2017
	17,223		—	28.62	2/24/2018
		11,467		12.57	2/22/2019
							Units
					(a	)	2,036	57,191	—	N/A
					(b	)	3,766	105,787	—	N/A
					(c	)	3,531	99,186	—	N/A

(1)
The vesting dates of the unvested awards are: (a) 2/6/2010, (b) 02/24/2010, (c) 2/22/2011.

(2)
Represents the $28.09 composite closing price of the Shares as reported by the NYSE on December 31, 2009, the last trading day of fiscal year 2009, multiplied by the number of units that have not vested.

Outstanding Equity Awards at Fiscal Year-End 2009 (continued)

	Option Awards						Stock Awards
			Equity Incentive Plan Awards:						Equity Incentive Plan Awards:	Equity Incentive Plan Awards:
Name	Number of Securities Underlying Options Exercisable	Number of Securities Underlying Options Unexercisable	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date		(1) Number of Shares or Units of Stock That Have Not Vested	(2) Market Value of Shares or Units of Stock That Have Not Vested	Number of Unearned Shares, Units or Other Rights That Have Not Vested	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested
	(#)	(#)	(#)	($)			(#)	($)	(#)	($)
George E. Moschner
	Incentive
	2,214		—	45.15	5/18/2017
	3,494		—	28.62	2/24/2018
		7,955	—	12.57	2/22/2019
	Non-qualified
	5,523		—	45.15	5/18/2017
	5,673		—	28.62	2/24/2018
		4,184	—	12.57	2/22/2019
							Units
					(a	)	1,666	46,798	—	N/A
					(b	)	2,207	61,995	—	N/A

(1)
The vesting dates of the unvested awards are: (a) 02/24/2010, (b) 2/22/2011.

(2)
Represents the $28.09 composite closing price of the Shares as reported by the NYSE on December 31, 2009, the last trading day of fiscal year 2009, multiplied by the number of units that have not vested.

Outstanding Equity Awards at Fiscal Year-End 2009 (continued)

	Option Awards						Stock Awards
			Equity Incentive Plan Awards:						Equity Incentive Plan Awards:	Equity Incentive Plan Awards:
Name	Number of Securities Underlying Options Exercisable	Number of Securities Underlying Options Unexercisable	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date		(1) Number of Shares or Units of Stock That Have Not Vested	(2) Market Value of Shares or Units of Stock That Have Not Vested	Number of Unearned Shares, Units or Other Rights That Have Not Vested	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested
	(#)	(#)	(#)	($)			(#)	($)	(#)	($)
L. Edward Ralston
	Incentive
	700		—	21.35	2/4/2011
	1,700		—	21.45	2/9/2012
	1,700		—	19.14	2/2/2013
	2,200		—	23.98	2/8/2014
	1,000		—	27.60	2/6/2015
	2,951		—	33.88	4/21/2016
	2,543		—	39.31	2/25/2017
	3,494		—	28.62	2/24/2018
		7,955	—	12.57	2/22/2019
	Non-qualified
	500		—	21.45	2/9/2012
	500		—	19.14	2/2/2013
	1,000		—	27.60	2/6/2015
	2,649		—	33.88	4/21/2016
	5,194		—	39.31	2/25/2017
	7,997		—	28.62	2/24/2018
		2,796	—	12.57	2/22/2019
							Units
					(a	)	271	7,612	—	N/A
					(b	)	2,089	56,680	—	N/A
					(c	)	1,954	54,888	—	N/A

(1)
The vesting dates of the unvested awards are: (a) 2/6/2010, (b) 02/24/2010, (c) 2/22/2011.

(2)
Represents the $28.09 composite closing price of the Shares as reported by the NYSE on December 31, 2009, the last trading day of fiscal year 2009, multiplied by the number of units that have not vested.

Outstanding Equity Awards at Fiscal Year-End 2009 (continued)

	Option Awards						Stock Awards
			Equity Incentive Plan Awards:						Equity Incentive Plan Awards:	Equity Incentive Plan Awards:
Name	Number of Securities Underlying Options Exercisable	Number of Securities Underlying Options Unexercisable	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date		(1) Number of Shares or Units of Stock That Have Not Vested	(2) Market Value of Shares or Units of Stock That Have Not Vested	Number of Unearned Shares, Units or Other Rights That Have Not Vested	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested
	(#)	(#)	(#)	($)			(#)	($)	(#)	($)
Randy L. Colip
	Incentive
	3,000		—	27.60	2/6/2015
	2,951		—	33.88	4/21/2016
	2,543		—	39.31	2/25/2017
	3,494		—	28.62	2/24/2018
		7,955	—	12.57	2/22/2019
	Non-qualified
	3,000		—	27.60	2/6/2015
	3,349		—	33.88	4/21/2016
	5,194		—	39.31	2/25/2017
	7,660		—	28.62	2/24/2018
		2,796	—	12.57	2/22/2019
							Units
					(a	)	814	22,865	—	N/A
					(b	)	2,028	56,967	—	N/A
					(c	)	1,954	54,888	—	N/A

(1)
The vesting dates of the unvested awards are: (a) 2/6/2010, (b) 02/24/2010, (c) 2/22/2011.

(2)
Represents the $28.09 composite closing price of the Shares as reported by the NYSE on December 31, 2009, the last trading day of fiscal year 2009, multiplied by the number of units that have not vested.

Pension Benefits

        For fiscal year 2009, the Company maintained no defined pension benefits for executive officers. The only retirement plans available to the executives are the 401(k) and Profit Sharing Plan, which are available to all employees, and the Non-Qualified Deferred Compensation Plan, which can only be funded by the individual executive.

Pension Benefits for Fiscal Year 2009

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
		(#)	($)	($)
John A. McFarland	N/A	N/A	N/A	—
Ronald E. Tucker	N/A	N/A	N/A	—
George E. Moschner	N/A	N/A	N/A	—
L. Edward Ralston	N/A	N/A	N/A	—
Randy L. Colip	N/A	N/A	N/A	—

Non-Qualified Deferred Compensation

        The Company has a Non-Qualified Deferred Compensation Plan for all employees who are defined as "highly compensated employees" under Tax Code Section 414(q), because they are restricted in the tax-deferred amount they may contribute to the 401(k) plan. Eligible employees include, but are not limited to, the executive officers. The Company makes no contributions to the Non-Qualified Deferred Compensation Plan on behalf of the participants and all contributions to the Plan are made solely by the participants. In addition, all participants select their own mutual fund investment choices.

        The following table sets forth information concerning contributions, earnings, and balances under this Plan for fiscal year 2009 for the Named Executive Officers.

Non-Qualified Deferred Compensation for Fiscal Year 2009

Name	Executive Contributions in Last Fiscal Year (1)	Registrant Contributions in Last Fiscal Year (2)	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year-End (3)
	($)	($)	($)	($)	($)
John A. McFarland	19,000	—	6,540	—	63,179
Ronald E. Tucker	22,512	—	40,908	—	195,404
George E. Moschner	17,500	—	5,076	—	39,838
L. Edward Ralston	3,162	—	16,316	—	70,022
Randy L. Colip	—	—	—	—	—

(1)
Each eligible employee has the option to contribute to the deferred compensation plan up to 50% of their cash compensation and any stock units awarded. The investment elections are the same as those in the 401(k) and Profit Sharing Plan (or a similar investment if the identical investment was not available). Like a 401(k) account, the participant's account value is affected by income earned or lost on the investment choices selected by the plan participant. The amounts in this column are also reported in the "salary" column of the Summary Compensation Table.

(2)
The Company makes no contributions to the Non-Qualified Deferred Compensation Plan on behalf of the participant. All contributions to the Plan are made solely by the participant.

(3)
Deferred amounts are required to be deferred at least two years. If the participant changes the deferral period, the new distribution date must be at least five years beyond the original distribution date.

        Information contained below under the caption "Compensation Committee Report" is furnished and not deemed filed with the SEC.

COMPENSATION COMMITTEE REPORT

        The responsibilities of the Compensation Committee are provided in its Charter, which has been approved by the Board of Directors of the Company.

        In fulfilling its oversight responsibilities with respect to the Compensation Discussion and Analysis included in this Report, the Compensation Committee, among other things, has:

  •
  reviewed and discussed the Compensation Discussion and Analysis with management; and

  •
  following such review, the Compensation Committee approved the inclusion of such Compensation Discussion and Analysis in this Information Statement.

Respectfully submitted,

THE COMPENSATION COMMITTEE

Barry K. Rogstad        Chairman

Jefferson W. Asher, Jr.
Merlin J. Augustine, Jr.
Richard E. Jaudes
R. L. Qualls

 DIRECTOR COMPENSATION

Overview of Compensation Philosophy and Program

        The Corporate Governance Committee responsibilities include, but are not limited to, administering the Company's Director compensation program. The philosophy of the Director's compensation program is based on the principle that the compensation program should be adequate to attract and retain a diverse group of qualified Board members from a variety of business and financial backgrounds. Therefore, the objective of the compensation program is that the program be competitive so as to attract and retain qualified Board members.

Evaluation of Director Performance

        The Corporate Governance Committee does not rely solely on predetermined formulas or a limited set of criteria when it evaluates the performance of all Directors. The Corporate Governance Committee annually performs a review and evaluation of the Directors' continuing achievement of the Company's short and long-term goals.

        In order to attract and retain experienced individuals to serve as Directors of the Company, the Corporate Governance Committee reviews independent salary survey data from Towers Watson Data Services Compensation Survey regarding compensation packages paid to Directors by the Company's Peer Group. The Company generally seeks to pay compensation that is near the median of the Company Peer Group.

Elements of Compensation

        In order to ensure that total compensation paid to Directors is competitive externally and provides a fair compensation for the services performed, the Corporate Governance Committee has designed the total compensation program for Directors to consist of two components: (1) fees, and (2) long-term incentive compensation. These components are discussed more fully below.

Fees

        Fees for all non-employee Directors only are established within the range of fees for persons holding similar positions at comparably sized manufacturing companies, utilizing independent salary survey data from Towers Watson. The data is a composite of manufacturing companies that are comparably sized based upon sales volume. In general, in establishing Director fees, additional consideration includes the Board's performance as a whole, as well as Baldor's performance. The Corporate Governance Committee reviews these fee levels annually to determine if any changes to the fees are needed to ensure that an appropriate relationship exists between Director compensation and the enhancement of stockholder value.

Long-term Incentive Compensation

        This component of Director compensation is based on the belief that equity-based compensation ensures that Directors have a continuing stake in the long-term success of the Company. For Directors, long-term incentive compensation generally consists of NQSOs and stock units.

Stock Options.

        NQSOs may be granted to Directors annually on the first business day following the annual stockholders' meeting. The number of Shares granted is based upon a formula tied to the previous year's cash compensation. These options have a ten year life, vest after one year after the date of grant, and are granted with an exercise price equal to the NYSE composite closing price for Baldor stock on the day before the grant date. Accordingly, those stock options will have value only if the market price of Baldor stock increases after that date. As a matter of policy, and in accordance with the terms of the Baldor Electric Company 2006 Equity Incentive Plan, as amended, the Company does not re-price any options previously granted to Directors.

Stock Units.

        Stock units may be awarded to Directors annually. The number of stock units granted is based upon a formula related to the previous year's total Director's fees. These units vest after one year from the date of award.

Summary Compensation for Directors

        The following tables set forth certain information regarding compensation earned during Baldor's last fiscal year to each of Baldor's non-employee Directors.

Director Compensation in Fiscal Year 2009

Name	Fees Earned or Paid In Cash (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non- Qualified Deferred Compensation Earnings	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Jefferson W. Asher, Jr.	46,000	39,593	35,112	—	N/A	—	120,705
Merlin J. Augustine, Jr.	46,000	39,593	35,112	—	N/A	—	120,705
Richard E. Jaudes	46,000	39,593	35,112	—	N/A	—	120,705
Jean A. Mauldin	46,000	39,593	35,112	—	N/A	—	120,705
Robert J. Messey	46,000	39,593	35,112	—	N/A	—	120,705
Robert L. Proost	46,000	39,593	35,112	—	N/A	—	120,705
R. L. Qualls	46,000	39,593	35,112	—	N/A	—	120,705
Barry K. Rogstad	46,000	39,593	35,112	—	N/A	—	120,705

(1)
Fees earned or paid in cash relate to service on the Board of Directors and service on the various committees of the Board of Directors as detailed in the table below.

Name	Director Fee (4)	General Committee Fee	Total Director Fee
	($)	($)	($)
Jefferson W. Asher, Jr.	30,000	16,000	46,000
Merlin J. Augustine, Jr.	30,000	16,000	46,000
Richard E. Jaudes	30,000	16,000	46,000
Jean A. Mauldin	30,000	16,000	46,000
Robert J. Messey	30,000	16,000	46,000
Robert L. Proost	30,000	16,000	46,000
R. L. Qualls	30,000	16,000	46,000
Barry K. Rogstad	30,000	16,000	46,000

(2)
Stock units were awarded in the amount of 1,755 units per Director with a fair value of $22.56 per unit. These stock units vest after one year from date of grant.

(3)
Non-qualified options to purchase 5,280 Shares were granted at $23.24 per Share, the composite closing price of the Shares on the day preceding the date of grant. The options vest after one year from date of grant. At grant date, the fair value of these non-qualified options was $6.65 per Share. Baldor used the Black-Scholes option pricing model to determine the fair value. Calculations are based on a ten-year option term and the following variable assumptions: expected option life of 5.5 years; interest rate of 2.36%; annual dividend yield of 2.92%; and volatility of 38.20%. Because the present values are based on estimates and assumptions, the amounts reflected in this table may not be achieved. Refer to the Notes to Consolidated Financial Statements.

(4)
Base Director fees have remained unchanged since 2005.

Compensation Committee Interlocks, Insider Participation;
Related Party Transactions

        Baldor's Board of Directors has a Compensation Committee of the Board. The main responsibility of the Compensation Committee is to approve the salary and contingent compensation arrangements for the Named Executive Officers. The Executive Committee makes recommendations to the Board regarding salary and contingent compensation for other executive officers; however, the Board of Directors, as a whole, approves the salary and contingent compensation arrangements for other executive officers. The Compensation Committee also approves any equity awards made to the Named Executive Officers. The Compensation Committee administers the Company's equity compensation plans.

        The members of the Executive Committee and the Compensation Committee and summary descriptions of each committee are listed under the caption "Information About the Board of Directors and Committees of the Board".

        Of the Directors, John A. McFarland and Ronald E. Tucker were executive officers of Baldor during fiscal year 2009. Richard E. Jaudes, a member of the Board of Directors of the Company, is a partner at Thompson Coburn LLP, a law firm that provides legal counsel to the Company.

        The Board of Directors reviews and approves related party transactions, if any, which are required to be reported in this Information Statement, Baldor's proxy statement and/or Annual Report on Form 10-K on a case-by-case basis. The Board has not adopted a formal written policy with respect to the approval or ratification of these transactions. In making this determination, the Board considers the infrequency in occurrence of these transactions.

 AUDIT COMMITTEE REPORT

        The Audit Committee of the Board of Directors of Baldor oversees Baldor's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee makes the following statements:

  •
  The Audit Committee is governed by a formal written charter (which may be viewed online free of charge by accessing the Company's website at www.baldor.com and selecting the Investor Relations section);

  •
  The Audit Committee is comprised of directors that Baldor's Board of Directors has determined to be "independent" and all members meet the requirement of an "audit committee financial expert"(1);

  •
  The Audit Committee has reviewed and discussed the quarterly and annual audited financial statements with management;

  •
  The Audit Committee has discussed with the independent registered public accounting firm the matters required by Statement on Auditing Standards No. 61, Communications with Audit Committees, as amended;

  •
  The Audit Committee has received from the independent registered public accounting firm the required written communication and discussed with them their independence as required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence;

  •
  The Audit Committee has considered the compatibility of non-audit services with the independence of the independent registered public accounting firm; and

  •
  The Audit Committee, based on the above reviews and discussions, recommended to the Board of Directors that the audited financial statements be included in Baldor's Annual Report on Form 10-K for filing with the SEC.

  (1)
  A detailed determination of member independence and financial expertise is included in this Information Statement under the caption "Statement of Audit Committee Member Independence and Financial Expertise".

Respectfully submitted,

THE AUDIT COMMITTEE

Robert J. Messey        Chairman

Jefferson W. Asher, Jr.
Jean A. Mauldin
Barry K. Rogstad

 STATEMENT OF DIRECTOR INDEPENDENCE

        The Board has determined that each of Baldor's Directors, except for Baldor's Chairman and CEO, John A. McFarland, and President and COO, Ronald E. Tucker, is "independent" under the standards of Section 303A.02 of the Listed Company Manual of the NYSE. Annually, Baldor requires each Director and nominee to complete a questionnaire. The majority of questions in the questionnaire requests that the individual disclose to Baldor specific information relating to the individual's relationship with Baldor. The Board has considered the relationships disclosed in the questionnaires, including those disclosed under "Compensation Committee Interlocks, Insider Participation; Related Party Transactions". In addition to the NYSE requirements for independence, the Board considers the nature of the relationship and the dollar amounts involved in making its determination of director independence.

STATEMENT OF AUDIT COMMITTEE MEMBER
INDEPENDENCE AND FINANCIAL EXPERTISE

        Baldor's Board of Directors strongly believes that the Audit Committee and its function are extremely important to the integrity of Baldor. The independence of each member of the Audit Committee is critically reviewed for the following requirements:

  •
  There is not, and has not been in the last five years, any known family relationship between any member of the Audit Committee and any other member of the Board of Directors or any employee of Baldor.

  •
  No member of the Audit Committee accepts compensation from Baldor other than for board service and committee membership service.

  •
  Members of the Audit Committee are appointed because of their qualifications of being "financially literate" and knowledgeable of securities regulations.

        The current members of Baldor's Audit Committee are:

Robert J. Messey        Chairman

Jefferson W. Asher, Jr.
Jean A. Mauldin
Barry K. Rogstad

        Baldor's Board of Directors has paid close attention to the independence and financial literacy of the members of Baldor's Audit Committee. All members of this Committee are appointed, in substantial part, because they are financially astute, having the experience, education, and ability to read and understand financial information and regulations. Based on the facts including those mentioned above, the Board of Directors has determined that each member of the Audit Committee named above:

  1.
  has no relationship which would interfere with the exercise of independent judgment as an Audit Committee member;

  2.
  provides services and qualifications that are in the best interests of Baldor and its stockholders;

  3.
  is "independent" so that the member's participation on Baldor's Audit Committee complies with the requirements of the Sarbanes-Oxley Act of 2002 and Section 3.03 of the Listed Company Manual of the NYSE; and

  4.
  has been determined to be an "audit committee financial expert" having met the requirements of such designation as required by the Sarbanes-Oxley Act of 2002 and similar requirements of Section 3.03 of the Listed Company Manual of the NYSE.

CODE OF ETHICS

        The Board of Directors has adopted: 1) a Code of Ethics for Officers that applies to all Baldor officers; and 2) a Code of Ethics and Business Conduct that applies to all Baldor associates including directors, officers, employees, and affiliates. Both of these Codes are available for viewing on Baldor's website at www.baldor.com. Any amendments to, or waivers from, the Code of Ethics for Officers and the Code of Ethics and Business Conduct will also be posted on Baldor's website. These codes are also available in print to any stockholder who requests them.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Based solely on our review, all of Baldor's reporting persons complied with all filing requirements applicable to them with respect to transactions during fiscal year 2009 except for the following. Due to communication errors, a Form 4 and a Form 5 reporting stock purchases by Thomas A. Mascari were not filed within the required reporting period. The required forms were subsequently filed upon the realization of the oversight.

COMMUNICATIONS TO THE BOARD OF DIRECTORS

        Baldor's non-management directors meet at various times throughout the year. The Presiding Director of these meetings is determined annually by the non-management directors on a rotating basis. Director R. L. Qualls is currently the Presiding Director. Stockholders, as well as other interested parties, may communicate directly with Baldor's Board of Directors or Independent Directors by submitting correspondence or contacting Baldor's Vice President—Audit Services. All communications received will be forwarded to the appropriate Directors.

Attn:	Larry L. Johnston Vice President—Audit Services	Baldor Electric Company P O Box 2400
Phone:	479-648-5961	5711 R S Boreham, Jr. St
Fax:	479-648-7666	Fort Smith, AR 72902

 SHAREHOLDER PROPOSALS AND NOMINATIONS

        Baldor has a Corporate Governance Committee comprised of five Independent Directors, determined pursuant to the rules of the NYSE (see additional information in this Information Statement under the caption "Information about the Board of Directors and Committees of the Board"). The Corporate Governance Committee of Baldor's Board of Directors will consider candidates for Board membership proposed by stockholders who have complied with the procedures set forth in the By-laws. These procedures include, but are not limited to, providing the name, address, occupation and Shares beneficially owned by the nominee; providing the name, address and Shares beneficially owned by the nominating stockholder (and any stockholder associated person); any derivative positions beneficially held by the nominating stockholder (and any stockholder associated person); and a representation by the nominating stockholder of any intent to solicit proxies in support of the nominee. If you would like to receive a copy of the provisions of the By-laws setting forth all of these requirements, you should write to the Secretary of Baldor at the address found on page 1 of this Information Statement.

        The Corporate Governance Committee evaluates all nominees, including current directors who may be up for re-election, based on several different professional criteria. This criterion includes knowledge of business, industry, and economic environment, educational background, professional experience, and willingness and availability to serve as a director of the Company. When identifying nominees to serve as director, the Corporate Governance Committee will consider candidates with diverse business and professional experience, skills, gender, and ethnic background as appropriate, in light of the current composition and needs of the Board. The Corporate Governance Committee will assess the effectiveness of this policy annually in connection with the nomination of directors for election at the annual meeting of stockholders. The composition of the current Board reflects diversity in business and professional experience, skills, gender and ethnic background.

 ANNEX II

UBS Securities LLC 299 Park Avenue New York, NY 10171 www.ubs.com

November 29, 2010

The Board of Directors
Baldor Electric Company
5711 R.S. Boreham, Jr. St.
P.O. Box 2400
Fort Smith, AR 72901

Dear Members of the Board:

        We understand that Baldor Electric Company, a Missouri corporation (the "Company"), is considering a transaction whereby ABB Ltd, a Switzerland corporation ("ABB"), will acquire control of the Company. Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of November 29, 2010 (the "Agreement"), among ABB, the Company and Brock Acquisition Corporation, a Missouri corporation and wholly owned subsidiary of ABB ("Sub"), (i) Sub will make a tender offer (the "Tender Offer") to acquire all of the issued and outstanding shares of the common stock, par value of $0.10 per share, of the Company ("Company Common Stock") for $63.50 per share (the "Consideration") and (ii) subsequent to the Tender Offer, Sub will merge (the "Merger" and, together with the Tender Offer, the "Transaction") with and into the Company.

        The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders in the Transaction.

        UBS Securities LLC ("UBS") has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Tender Offer. In the past, UBS and its affiliates have provided investment banking services to the Company and ABB unrelated to the proposed Transaction, for which UBS and its affiliates received compensation. In addition, an executive officer of ABB serves on the board of directors of UBS AG, the parent of UBS, and UBS or an affiliate is a participant in a credit facility of ABB for which it received and continues to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and ABB and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

UBS Investment Bank is a business group of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.

The Board of Directors
Baldor Electric Company
November 29, 2010

        Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We express no opinion as to the price at which Company Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction. We have not been authorized to solicit and have not solicited indications of interest in a transaction with the Company from any party.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Company Common Stock; (vii) reviewed the Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

        In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial fore-

UBS Investment Bank is a business group of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.

The Board of Directors
Baldor Electric Company
November 29, 2010

casts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

        This opinion is provided for the benefit of the Board of Directors, in their capacity as such, in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,
UBS Securities LLC

UBS Investment Bank is a business group of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.